AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 1997

                                             REGISTRATION NO. 333-





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       UNITED OF OMAHA SEPARATE ACCOUNT B
                              (EXACT NAME OF TRUST)

                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                               (NAME OF DEPOSITOR)

                  Mutual of Omaha Plaza, Omaha, Nebraska 68175


                               NAME AND ADDRESS OF
                               AGENT FOR SERVICE:
                            Kenneth W. Reitz, Esquire
                            Mutual of Omaha Companies
                          Mutual of Omaha Plaza, 3-Law
                           Omaha, Nebraska 68175-1008
                            Telephone: (402) 351-5087
                               Fax: (402) 351-5906



                  Approximate date of proposed public offering:
    As soon as practicable after effectiveness of the Registration Statement

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
             (TITLE, AMOUNT, AND PROPOSED MAXIMUM OFFERING PRICE OF
                          SECURITIES BEING REGISTERED)

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant declares that an indefinite amount of securities are being registered under the Securities Act of 1933. The Securities Act registration fee of $500 is being paid with this initial filing.
                                     -------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                       UNITED OF OMAHA SEPARATE ACCOUNT B

                       Registration Statement on Form S-6
                              Cross-Reference Sheet


                FORM N-8B-2
                ITEM NO.           CAPTION IN PROSPECTUS

 1              Cover Page
 2              Cover Page
 3              Inapplicable
 4              Distribution of the Policies
 5              About Us
 6              The Variable Account
 9              Inapplicable
 10(a)          Policy Application and Issuance
 10(b)          Distributions
 10(c),(d),(e) Distributions; Lapse and Grace Period; Reinstatement 10(f),(g),(h) Voting Rights; Other Policy Owner Tax Matters
 10(i)          Other Policy Provisions
 11             The Variable Account
 12             The Variable Account; Distribution of the Policies
 13             Charges and Fees; Tax Matters;  Tax  Treatment  of Loans and
                Other   Distributions;  Distribution of the Policies; Appendix A
 14             Premium  Payments
 15             Premium Payments
 16             The Variable  Account
 17             Captions  referenced  under Items 10(c), (d), (e) and (i) above
 18             The Variable Account
 19             Reports to You; Voting   Rights; Distribution  of  the  Policies
 20             Captions referenced  under  Items 6 and  10(g)  above
 21             Policy  Loans
 22             Inapplicable
 23             Distribution  of the  Policies
 24             Other  Policy Provisions
 25             About Us
 26             Distribution  of the Policies
 27             About Us
 28             Management
 29             About Us
 30             Inapplicable
 31             Inapplicable
 32             Inapplicable
 33             Inapplicable
 34             Inapplicable
 35             About Us
 36             Inapplicable
 37             Inapplicable
 38             Distribution of the Policies
 39             Distribution of the Policies
 40             Inapplicable
 41(a)          Distribution of  the  Policies
 42             Inapplicable
 43             Inapplicable
 44(a)          The Variable  Account;  Premium  Payments

 44(b)          Charges  and  Fees; Distribution  of the Policies
 44(c)          Mortality  and Expense Risk Charge
 45             Inapplicable
 46             The  Variable   Account;  Captions referenced under Items 10(c),
                (d) and (e) above
 47             Inapplicable
 48             About Us
 49             Inapplicable
 50             The Variable Account
 51             Cover Page,  Definitions  (Beneficiary),  Summary,  The Policy,
                Payment   of   Proceeds,    Payment   Options,    Tax   Matter,
                Distribution of the Policies
 52             Other Policy Owner Tax Matters
 53             Tax Matters
 54             Inapplicable
 55             Inapplicable
 59             Financial Statements

[GRAPHIC OMITTED]                       PROSPECTUS: Dated ______________, 1997
United of Omaha
A Mutual of Omaha Company                                  ULTRA VARIABLE LIFE
                                                   Individual Flexible Premium
                                      Variable Universal Life Insurance Policy

This prospectus describes ULTRA VARIABLE LIFE, an individual flexible premium variable universal life insurance policy ("Policy") offered by United of Omaha Life Insurance Company ("we, us, our, United of Omaha") to applicants age 90 and under.

The Policy provides for the payment of a Death Benefit upon the death of the Insured, and for a Cash Surrender Value that can be obtained by surrendering the Policy. The Policy is designed to provide insurance protection on the life of the Insured, and at the same time provide the Policy Owner with the flexibility to vary the amount and timing of premium payments and, within certain limits, to change the amount of Death Benefits payable under the Policy. This flexibility permits the Owner to provide for changing insurance needs with a single insurance policy. The Policy is a variable policy because the Death Benefit may, and the Accumulation Value will, vary up or down to reflect the investment experience of amounts allocated to UNITED OF OMAHA SEPARATE ACCOUNT B (the "Variable Account"). The Policy Owner ("you, your") bears the investment risk for all amounts so allocated; there is no guaranteed minimum Accumulation Value.

The minimum initial Specified Amount is $100,000. The Policy provides premium flexibility so long as the Accumulation Value is sufficient for Policy insurance coverage to remain in force.

You may, within limits, allocate premiums (net of any charges) to one or more of the twenty-four eligible investments, which are the twenty-three Subaccounts of the Variable Account and the Fixed Account. Assets of each Subaccount of the Variable Account are invested in a corresponding mutual fund Portfolio. The Portfolios are described in separate prospectuses that accompany this Prospectus. The Policy's available investment options are:


ALGER AMERICAN GROWTH PORTFOLIO
ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
FEDERATED PRIME MONEY FUND II ("MONEY MARKET") PORTFOLIO
FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES PORTFOLIO
FIDELITY ASSET MANAGER: GROWTH PORTFOLIO
FIDELITY EQUITY INCOME PORTFOLIO
FIDELITY CONTRAFUND PORTFOLIO
FIDELITY INDEX 500 PORTFOLIO
MFS EMERGING GROWTH PORTFOLIO
MFS HIGH INCOME FUND PORTFOLIO
MFS RESEARCH PORTFOLIO
MFS WORLD GOVERNMENT PORTFOLIO
MFS VALUE SERIES PORTFOLIO
PIONEER CAPITAL GROWTH PORTFOLIO
PIONEER REAL ESTATE PORTFOLIO
SCUDDER GLOBAL DISCOVERY PORTFOLIO
SCUDDER GROWTH & INCOME PORTFOLIO
SCUDDER INTERNATIONAL PORTFOLIO
T. ROWE PRICE EQUITY INCOME PORTFOLIO
T. ROWE PRICE INTERNATIONAL PORTFOLIO
T. ROWE PRICE LIMITED TERM BOND PORTFOLIO
T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO
T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO
FIXED ACCOUNT

Partial withdrawals and Policy loans may be taken from time to time, subject to certain restrictions. ANY POLICY LOAN, PARTIAL WITHDRAWAL OR SURRENDER MAY RESULT IN ADVERSE TAX CONSEQUENCES AND/OR PENALTIES. WITHDRAWALS AND SURRENDERS MAY BE SUBJECT TO A SURRENDER CHARGE.

IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING LIFE INSURANCE WITH THE POLICY DESCRIBED IN THIS PROSPECTUS.

AN INTEREST IN THE POLICY IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS THE POLICY FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH PORTFOLIO. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

UNITED OF OMAHA LIFE INSURANCE COMPANY, P. O. Box 8430,
Omaha, Nebraska 68103-0430 (800) 238-9354

-----------------------------------------------------------
TABLE OF CONTENTS
                                                                      PAGE
DEFINITIONS

SUMMARY
o  BASIC FEATURES OF YOUR POLICY
o  COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS
o  POLICY FLOW CHART

ABOUT US

ALLOCATION OF PREMIUMS
o  THE VARIABLE ACCOUNT
o  THE FIXED ACCOUNT
o  TRANSFERS
o  DOLLAR COST AVERAGING
o  ASSET ALLOCATION PROGRAM

THE POLICY
o  POLICY APPLICATION AND ISSUANCE
o  PREMIUM PAYMENTS
o  ACCUMULATION VALUE
o  LAPSE AND GRACE PERIOD
o  REINSTATEMENT
o  TELEPHONE TRANSACTIONS
o  MATURITY DATE

DISTRIBUTIONS
o  POLICY LOANS
o  SURRENDER
o  PARTIAL WITHDRAWALS
o  DEATH BENEFIT
o  PAYMENT OF PROCEEDS
o  PAYMENT OPTIONS

CHARGES AND FEES
o  CHARGES DEDUCTED FROM THE POLICY
    DEDUCTIONS FROM INITIAL PREMIUM; MONTHLY DEDUCTIONS; CHARGES DEDUCTED ON SURRENDER OR PARTIAL WITHDRAWAL
o  MORE INFORMATION ABOUT THE ABOVE CHARGES
    SURRENDER CHARGE; WAIVER OF SURRENDER CHARGE; RISK CHARGE; ADMINISTRATIVE CHARGE; PREMIUM CHARGES; COST OF INSURANCE CHARGE; TRANSFER CHARGE
o  SERIES FUND CHARGES

OTHER POLICY PROVISIONS
o NOTICE TO US; ENTIRE CONTRACT; RIGHT TO EXAMINE; DELAY OF PAYMENTS; CHANGE OF OWNERSHIP AND ASSIGNMENT; BENEFICIARY; BENEFICIARY CHANGE; MISSTATEMENT OF AGE OR SEX; SUICIDE; INCONTESTABILITY; COVERAGE BEYOND MATURITY; REINSTATEMENT; NONPARTICIPATING

TAX MATTERS

MANAGEMENT

OTHER INFORMATION
o  REPORTS TO YOU; VOTING RIGHTS;
    DISTRIBUTION OF THE POLICIES; STATE REGULATION;
    LEGAL MATTERS; INDEPENDENT AUDITORS; REGISTRATION STATEMENT

ILLUSTRATIONS
o  DEATH BENEFIT, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

FINANCIAL STATEMENTS

THIS PROSPECTUS IS NOT AN OFFERING ANYWHERE WHERE SUCH AN OFFERING CANNOT BE LAWFULLY MADE. NO ONE IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE
REPRESENTATIONS ABOUT THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF THEY DO, YOU SHOULD NOT RELY UPON SUCH REPRESENTATIONS.

-----------------------------------------------------------
DEFINITIONS

ACCUMULATION UNITS means an accounting unit of measure used to calculate the accumulation value of the Variable Account.

ACCUMULATION VALUE means the dollar value as of any Valuation Date of all amounts accumulated under the Policy.

ALLOCATION DATE means the first business day following the completion of the RIGHT TO EXAMINE THIS POLICY period.

BENEFICIARY refers to the person(s) or entity you name to receive the Death Benefit of the Policy.

CASH SURRENDER VALUE means the Accumulation Value, less any outstanding Policy loans and unpaid loan interest, and less any applicable Surrender Charge.

CORRIDOR AMOUNT means the Accumulation Value multiplied by the corridor percentage for the Insured's attained age.

FIXED ACCOUNT means the account which consists of general account assets of United of Omaha Life Insurance Company.

INSURED refers to the individual named on the application whose life is the basis for the death benefit protection provided by the Policy.

LOAN ACCOUNT means an account established for any amounts transferred from the Fixed Account and Subaccounts as a result of loans. The Loan Account is credited with interest and is not based on the investment experience of the Variable Account.

MONTHLY DEDUCTION DATE means the date of issue and the same date each month thereafter.

MONTHLY DEDUCTION means the amount deducted from the Policy's Accumulation Value on each Monthly Deduction Date.

NET AMOUNT AT RISK means the death benefit less the Accumulation Value on the Monthly Deduction Date after deducting the rider charges, if any, the risk charge for the current month, and the administrative charge.

PAYEE refers to the person who receives payments under the Policy.

POLICY means the individual flexible premium variable life insurance contract issued to you pursuant to our acceptance of your application for it.

POLICY OWNER refers to you, the person that applied for the Policy.

POLICY YEAR/MONTH/ANNIVERSARY means respective anniversary dates from the Date of Issue.

PORTFOLIO means a separate mutual fund investment portfolio that is available under the Policy.

PREMIUM means an amount paid by you to us as consideration for the benefits provided by the Policy.

PROCEEDS means the Death Benefit, Cash Surrender Value, or Proceeds payable upon the Maturity Date.

SPECIFIED AMOUNT means the amount of insurance selected, as shown on the Policy's Data page.

SUBACCOUNT means that portion of the Variable Account which invests in shares of a specific mutual fund portfolio or any other investment portfolios that we make available Policy.

VALUATION DATE means each day that the New York Stock Exchange is open for trading.

VARIABLE ACCOUNT means United of Omaha Separate Account B, a separate account maintained by us in which a portion of our assets has been allocated for the Policy and certain other policies.

WE, US, OUR, UNITED OF OMAHA refers to United of Omaha Life Insurance Company, Omaha, Nebraska.

YOU, YOUR refers to the Policy Owner.

-----------------------------------------------------------
SUMMARY

o   BASIC FEATURES OF YOUR POLICY
    The individual flexible premium variable life insurance Policy offered by this prospectus is designed to provide lifetime insurance coverage for the Insured named in the Policy. It is not offered primarily as an investment. This is a brief description of the basic features of the Policy. Policy features are explained in more detail throughout the prospectus.

o RIGHT TO EXAMINE. You have the right to return the Policy within 10 days (or more where required by applicable State insurance law) after you receive it or 45 days after you signed the application, whichever is later. We will return to you the premiums paid. (SEE "OTHER POLICY PROVISIONS: RIGHT TO EXAMINE.")

o PREMIUM PAYMENTS. You must pay an initial premium at least sufficient to purchase the minimum initial Specified Amount of life insurance coverage ($100,000). Unless the Accumulation Value is sufficient to maintain this Specified Amount, you must pay additional premiums sufficient to maintain a Specified Amount of $100,000 coverage for the first five Policy Years; thereafter you must maintain a Specified Amount of at least $50,000. You may also make payments in addition to planned premiums. (SEE "THE POLICY: PREMIUM PAYMENTS.")

o NO LAPSE GUARANTEE. If either the minimum monthly premium or the lifetime monthly premium requirement has been met, and the Policy has never been reinstated, and no Additional Insured Term Insurance Rider covering the Insured is attached to the Policy, the Policy is guaranteed to not lapse for a certain period of time. (SEE "POLICY NO-LAPSE PERIOD")

o INVESTMENT OF PREMIUMS. Your initial premium and any additional payments will be held in the Money Market Subaccount until the end of the Right to Examine period, when your initial premium is invested according to your instructions in one or more of the Subaccounts of the Variable Account corresponding to mutual fund portfolios or the Fixed Account. Allocations must be in whole percentages. (SEE "ALLOCATION OF PREMIUMS.")

o TRANSFERS. Once we mail the confirmation for the initial premium payment, and after the Right to Examine period, you may transfer portions of the Policy's Accumulation Value without charge among the Subaccounts and Fixed Account up to twelve times each Policy Year. Subsequent transfers may have charges. (SEE "ALLOCATION OF PREMIUMS: TRANSFERS.")

o FLUCTUATING ACCUMULATION VALUE. The Accumulation Value of the Policy will vary daily based on, among other things, the net investment experience of the Subaccounts to which you have allocated amounts. The Accumulation Value is not guaranteed. You bear the investment risk with respect to the Accumulation Value that is invested in the Subaccounts, and we bear the investment risk with respect to the Accumulation Value that is invested in the Fixed Account.

o DEATH BENEFIT. You select one of two Death Benefit options. Death benefit option 1 equals the greater of (a) the Specified Amount on the date of death, less any loans and unpaid loan interest; or (b) the Policy's Accumulation Value on the date of death plus a corridor amount for the Insured's attained age, less any loans and unpaid loan interest. Death benefit option 2 equals the accumulation value plus the greater of (a) specified amount, or (b) corridor amount, less any loans and unpaid loan interest. (SEE "DISTRIBUTIONS: DEATH BENEFIT.")

o POLICY LOANS AND PARTIAL WITHDRAWALS. After the first Policy Year (from Date of Issue in Indiana), a loan privilege is available under the Policy. After the first Policy Year partial withdrawals also are allowed. Partial withdrawals are subject to a Surrender Charge and withdrawals and loans may be taxable and subject to a penalty tax. (SEE "DISTRIBUTIONS: POLICY LOANS, AND SURRENDER AND PARTIAL WITHDRAWALS.")

o SURRENDERS. The Policy permits full surrender for the Cash Surrender Value. A Surrender Charge may be deducted upon full surrenders, partial withdrawals, and the amount of any reductions in Specified Amount of coverage. A Surrender Charge is applied for 12 Policy Years from the Policy Date of issue through the Insured's issue age 52, 11 years for issue age 53, 10 years at issue age 54, and 9 Policy Years from issue age 55 and higher. The Surrender Charge may be waived upon the occurrence of certain events. Once the Policy is surrendered, all coverage and other benefits under it cease and cannot be reinstated. (SEE "CHARGES AND FEES.") SURRENDERS MAY BE TAXABLE AND SUBJECT TO A PENALTY TAX.

o FEDERAL INCOME TAX CONSEQUENCES. Death benefits paid to the Beneficiary under a life insurance policy generally are not subject to Federal income tax. Under current law, undistributed increases in cash value of a life insurance contract generally are not taxable. Pre-death distributions (including partial withdrawals and loans) from a modified endowment contract are included in income on an income first basis, and a 10% penalty tax may be imposed on income distributed before the Policy Owner attains age 59 1/2. (SEE "TAX MATTERS.")

o   COMPARISON TO OTHER POLICIES AND OTHER INVESTMENTS
    In many respects the Policy is similar to fixed-benefit life insurance. Like fixed-benefit life insurance, the Policy offers a death benefit and provides a cash value, loan privileges and surrender values. The Policy is different from fixed-benefit life insurance in that the death benefit will in most cases, and the cash value ("Accumulation Value") will always, vary to reflect the investment experience of the selected Subaccounts of the Variable Account.

    The Policy is designed to provide insurance protection. Although the underlying mutual fund portfolios to which Accumulation Value may be allocated invest in securities similar to those in which mutual funds available directly to the public invest, in many ways the Policy differs from mutual fund investments. The main differences are:

o The Policy provides a death benefit based on our assumption of an actuarially calculated risk.
o If the Policy's Accumulation Value (absent a Policy Loan) or Cash Surrender Value (if there is a Policy Loan) are not enough to pay a Monthly Deduction Amount, and any unpaid loan interest, and a grace period expires without a sufficient premium payment, the Policy will lapse with no value. (SEE "THE
  POLICY: LAPSE.") If the Policy lapses when Policy loans are outstanding, adverse tax consequences may result. (SEE "TAX MATTERS: TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.")
o In addition to sales charges, insurance-related charges not associated with mutual fund investments are deducted from values of the Policy. These charges include various insurance, risk, and expense charges.(SEE"CHARGES AND FEES.")
o United of Omaha, not the Policy Owner, owns the mutual fund shares. (SEE "OTHER INFORMATION: VOTING RIGHTS.")
o Federal income tax liability on any earnings on the mutual fund investment is deferred until you receive a distribution from the Policy. Transfers from one underlying fund portfolio to another are accomplished without tax liability under current law. (SEE "TAX MATTERS: LIFE INSURANCE QUALIFICATION.")
o Dividends and capital gains distributed by the underlying mutual funds are automatically reinvested and not currently taxable.
o Premature withdrawals may be taxable and subject to a 10% federal tax penalty. Also, Policy earnings that would be treated as capital gains in a mutual fund are treated as ordinary income, although taxation is deferred until earnings are distributed from the Policy. (SEE "TAX MATTERS:
   TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS.")

HOW THE POLICY OPERATES
    The following chart shows how the Policy operates. For more information, refer to specific sections of this prospectus.

                          O POLICY PREMIUM FLOW CHART
           ----------------------------------------------------------
                                PREMIUM PAYMENTS
                 o Minimum initial premium required is a planned
                   premium to maintain the initial Specified Amount of coverage until the next planned premium is due.
                 o Additional premium may be required to maintain the
                   minimum required Specified Amount.
                 o Payments in addition to planned premiums may be
                   made, within limits. (SEE "PREMIUM PAYMENTS.")
           ----------------------------------------------------------

    ------------------------------------------------------------------------
                   DEDUCTIONS FROM PREMIUMS BEFORE ALLOCATION
                     o Premium Charges per premium payment:
                     o 3.75% for state and federal tax expenses.
                     o $2 for premium processing expenses.

    ------------------------------------------------------------------------

   ----------------------------------------------------------------------------
                             INVESTMENT OF PREMIUMS
     You direct the allocation of initial premiums and any additional payments among 23 Subaccounts of the Variable Account and the Fixed Account after the "Right to Examine" period. The Subaccounts invest in corresponding mutual funds. For information about premium allocation options, rules and limits, SEE "ALLOCATION OF PREMIUMS."
   -----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
                             DEDUCTIONS FROM ASSETS
  o Monthly Deduction on the Monthly Deduction Date from Accumulation Value for:
         o 0.70% (annual rate calculated as a percentage of Accumulation Value) risk charge during Policy Years 1 through 10; 0.55% after Policy Year 10.
         o $7 administrative charge.
         o A Cost of Insurance charge multiplied by the Net Amount at risk.
         o Rider Charges
  o  $10 transfer fee (first 12 transfers per Policy Year free).
  o Investment advisory fees and fund expenses are deducted from the assets of each Fund. (SEE "CHARGES AND FEES.")
   ----------------------------------------------------------------------------

   -----------------------------------------------------------------------------
                               ACCUMULATION VALUE

    o Accumulation Value is equal to the initial premium and any additional premiums, as adjusted each day the New York Stock Exchange is open to reflect Subaccounts' investment experience, charges deducted and other Policy transactions (such as transfers and partial surrenders). The maximum loan amount is 100% of the Cash Surrender Values less interest to the end of the year, less one monthly deduction.

    o Accumulation Value may vary from day to day. There is no minimum guaranteed Accumulation Value. The Policy may lapse, subject to the No Lapse Period, even if there is no Policy loan. (SEE "THE POLICY: LAPSE AND GRACE PERIOD," "THE POLICY: NO LAPSE PERIOD," AND "DISTRIBUTIONS: POLICY LOANS.")

    o Accumulation Value can be transferred among the Subaccounts and the Fixed Account. SEE "ALLOCATION OF PREMIUM" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

    o Dollar cost averaging and asset rebalancing programs are available.   (SEE
      "ALLOCATION OF PREMIUM.")

    o Accumulation Value is the starting point for calculating certain values under a Policy, such as the Cash Surrender Value and the Death Benefit.
   -----------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------
 ---------------------------------------             -------------------------------------------
          ACCUMULATION VALUE BENEFITS                               DEATH BENEFITS

  o After the first Policy year (Date of              o Received income tax free to
    Issue in Indiana), loans may be taken               Beneficiary.  (SEE "TAX MATTERS: LIFE
    for amounts up to 100% of Cash Surrender            INSURANCE QUALIFICATION.")
    Value less interest to the end of the
    year less one monthly deduction at a net          o Available as lump sum or under a
    annual interest rate charge of 2%.                  variety of payment options.
    Preferred loans are  available beginning
    in the tenth year and later (with a net           o Two Death Benefit Options are
    interest rate charge of 0%).  SEE                   available:
    "DISTRIBUTIONS: POLICY LOANS"  for rules
    and limits.                                         o  Option 1: Greater of (a) current
                                                           Specified Amount; or (b)
 o  The Policy may be  surrendered in full at              Accumulation  Value plus Corridor
    any time for its Cash Surrender Value,                 Amount.
    or part of the Accumulation Value may be
    withdrawn (after the first Policy                   o  Option 2: Accumulation Value plus
    Year).  (SEE "DISTRIBUTIONS; SURRENDER                 greater of (a) Specified Amount, or
    AND PARTIAL WITHDRAWALS.")  A Surrender                (b) Corridor Amount.
    Charge, based upon age, sex, rate and
    risk classes, and the amount of time you         o  Flexibility to change Death Benefit
    have had your Policy may apply to any               Option and Specified Amount.
    surrender, partial withdrawal, or
    reduction in Specified Amount for the            o  Rider benefits are available.
    first 12 Policy years.  (SEE "CHARGES
    AND FEES: SURRENDER CHARGE.")  Federal           PROCEEDS PAID WOULD BE REDUCED BY ANY
    taxes and tax penalties may also apply.          POLICY LOAN BALANCE. (SEE
    (SEE "TAX MATTERS: TAX TREATMENT OF              "DISTRIBUTIONS:  DEATH BENEFIT.")
    LOANS AND OTHER DISTRIBUTIONS.")
---------------------------------------------       -------------------------------------------

 o  Fixed and variable payment options are
 available.     (SEE "DISTRIBUTIONS: PAYMENT
 OPTIONS.")
 ---------------------------------------------      ---------------------------

    For more detailed information about the Policy, please read the rest of this prospectus.

-----------------------------------------------------------
ABOUT US

    We are United of Omaha Life Insurance Company, a stock life insurance company organized under the laws of the State of Nebraska in 1926 as United Benefit Life Insurance Company. We changed to our current name in 1981. United of Omaha is a wholly owned subsidiary of Mutual of Omaha Insurance Company. We are principally engaged in the business of issuing life insurance policies, accident and health insurance, and annuity contracts in all States of the United States except New York, the District of Columbia, and in several foreign countries. As of December 31, 1996, United of Omaha had assets of over $7 billion.
   We may from time to time publish (in advertisements, sales literature and reports to Owners) the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Moody's, Standard & Poor's, and Duff & Phelps. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability, and the ratings should not be considered as bearing on the investment performance of assets held in the Variable Account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best Company's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, our claims-paying ability, as measured by Moody's Insurance Credit Report, Standard and Poor's Insurance Ratings Services, or Duff & Phelps may be referred to in such advertisements, sales literature, or reports. These ratings are opinions regarding an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Variable Account or the degree of risk associated with an investment in the Variable Account.

-----------------------------------------------------------
ALLOCATION OF PREMIUMS

    You may allocate all or a part of your Policy premium to one of the twenty-three Series Fund Portfolios currently available through the Variable Account, to the Fixed Account, or to a combination of these. Allocations must be in whole percentages and total 100%. The investment results of each Portfolio, whose investment objectives are described below, are likely to differ significantly. You should consider carefully, and on a continuing basis, which Portfolio or combination of Portfolios and the Fixed Account is best suited to your long-term investment objectives.

     THE VARIABLE ACCOUNT
    The Variable Account established for the purpose of providing variable options to fund the Policy is United of Omaha Separate Account B. Amounts allocated to the Variable Account are invested exclusively in shares of a Portfolio of one of the Series Funds. Each Series Fund is an open-end management investment company whose shares are purchased by the Variable Account to fund the benefits provided by the Policy. The Series Fund Portfolios currently available under the Variable Account, including their investment objectives and their investment advisers, are described briefly in this Prospectus. Complete descriptions of each Portfolio's investment objectives, restrictions, and risks and other material information relating to an investment in the Portfolio are contained in the prospectuses for each of the Series Funds which accompany this Prospectus.
     United of Omaha Separate Account B was established pursuant to an August 27, 1996, resolution of our Board of Directors. Under Nebraska Insurance Law, the income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account, without regard to other income, gains, or losses of United of Omaha. These assets are held by us for our variable life insurance policies. Any and all distributions made by the Series Funds with respect to the shares held by the Variable Account will be reinvested in additional shares at net asset value. The assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business conducted by us. We are, however, responsible for meeting the obligations under the Policy to you.
     No stock certificates are issued to the Variable Account for shares of the Series Funds held in the Variable Account. We own the Series Funds shares for the Variable Account.
     The Variable Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 and meets the definition of separate account under federal securities laws. However, the SEC does not supervise the management or the investment practices or policies of the Variable Account. We do not guarantee the Variable Account's investment performance.

VARIABLE ACCOUNT PORTFOLIOS

     ALGER AMERICAN FUND - ALGER AMERICAN GROWTH PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of companies with total market capitalization of $1 billion or greater. (1)

     ALGER AMERICAN FUND - ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO -- seeks long-term capital appreciation by investing in a diversified portfolio of equity securities, primarily of smaller, newer companies with total market capitalization of less than $1 billion. The securities of such companies may have limited marketability and may be subject to more abrupt or erratic price changes than securities of larger, more established companies or the market averages in general.(1) (*)

     INSURANCE MANAGEMENT SERIES - FEDERATED PRIME MONEY FUND II PORTFOLIO -- invests in money market instruments maturing in thirteen months or less to achieve current income consistent with stability of principal and liquidity. The Portfolio attempts to maintain a stable net asset value of $1.00 per share, but there can be no assurance the Portfolio will be able to do so.
    (2)

     INSURANCE MANAGEMENT SERIES - FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES
    II PORTFOLIO  --  seeks  current  income  by  investing  in  a   diversified
    portfolio  limited  to U.S.  government securities. (2)

     FIDELITY  VARIABLE  INSURANCE  PRODUCTS  FUND II -  FIDELITY  VIP II  ASSET
    MANAGER: GROWTH PORTFOLIO -- seeks to obtain high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term fixed-income instruments. Although the Portfolio seeks to reduce its overall risk by diversifying among different types of investments, the fund aggressively invests in a wide variety of security types, including stocks and bonds issued in developing countries and derivative transactions. The Portfolio spreads investment risk by limiting its holdings in any one company or industry.(3, 4) (*)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND - FIDELITY VIP EQUITY-INCOME PORTFOLIO -- seeks reasonable income by investing mainly in income-producing equity securities. In selecting investments, the Portfolio also considers the potential for capital appreciation. The Portfolio seeks to achieve a return that surpasses that of the S&P 500. The Portfolio does not expect to invest in debt securities of companies that do not have proven earnings or credit.(3)

     FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY CONTRAFUND PORTFOLIO -- seeks to increase the value of the Portfolio over the long term by investing in securities of companies that are undervalued or out-of-favor. This strategy can lead to investments in domestic or foreign companies, many of which may not be well known. The stocks of small companies often involve more risk than those of larger companies. The Portfolio may use various investment techniques to hedge the Portfolio's risk, but there is no guarantee that these strategies will work as intended.(3) (*)

    FIDELITY VARIABLE INSURANCE PRODUCTS FUND II - FIDELITY INDEX 500 PORTFOLIO -- seeks to match the total return of the S&P 500 while keeping expenses low. The Portfolio utilizes a "passive" or "indexing" approach and tries to allocate its assets similarly to those of the index. Normally 80% (65% if fund assets are below $20 million) of the fund's assets are invested in equity securities of companies that compose the S&P 500. The Standard & Poor's Corporation is neither an affiliate nor a sponsor of the fund.

     MFS VARIABLE INSURANCE TRUST - MFS EMERGING GROWTH PORTFOLIO -- seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS HIGH INCOME PORTFOLIO -- seeks high current income by investing primarily in a diversified portfolio of fixed income securities, some of which may involve equity features. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.(5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS RESEARCH PORTFOLIO -- seeks to provide long-term growth of capital and future income by investing a substantial portion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities.(5) (*)

    MFS VARIABLE INSURANCE TRUST - MFS VALUE SERIES PORTFOLIO -- seeks capital appreciation by investing primarily in common stocks, including to a limited extent foreign securities which are not traded on a U.S. exchange. The Portfolio may invest to a limited extent in lower rated fixed income securities or comparable unrated securities. (5) (*)

     MFS VARIABLE INSURANCE TRUST - MFS WORLD GOVERNMENT PORTFOLIO -- seeks preservation and growth of capital, together with moderate current income by investing its assets in an internationally diversified portfolio consisting primarily of debt securities and, to a lesser extent, equity securities. The Portfolio investments are expected to consist primarily of securities which are of relatively high quality and minimal credit risk. However, an error of judgment in selecting a currency or an interest rate environment could result in a loss of capital, and a held security whose quality deteriorates significantly will be sold only if the Portfolio investment adviser believes it is advantageous to do so. (5)

    PIONEER VARIABLE CONTRACTS TRUST - PIONEER CAPITAL GROWTH PORTFOLIO -- seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.(6)

    PIONEER VARIABLE CONTRACTS TRUST - PIONEER REAL ESTATE PORTFOLIO -- seeks long-term growth of capital by investing primarily in securities of real estate investment trusts (REITs) and other real estate industry companies. Current income is the Portfolio's secondary investment objective.(6)

    SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER GLOBAL DISCOVERY PORTFOLIO -- seeks above-average capital appreciation over the long term by investing primarily in the equity securities of small companies located throughout the world, including to a limited extent in lower rated fixed income securities or comparable unrated securities. Since the Portfolio normally will invest in both U.S. and foreign securities markets, changes in the Portfolio's unit value may have a low correlation with movements in the U.S. markets. (7)(*)

    SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER GROWTH & INCOME PORTFOLIO -- seeks long term growth of capital, current income and growth of income by investing primarily in common stocks, preferred stocks, and securities convertible into common stocks of companies which offer the prospect for growth of earnings while paying higher than average current dividends. (7)

     SCUDDER VARIABLE LIFE INVESTMENT FUND - SCUDDER INTERNATIONAL PORTFOLIO -- seeks long-term growth of capital primarily through diversified holdings of marketable foreign equity investments. The Portfolio invests in companies, wherever organized, which do business primarily outside the United States. The Portfolio intends to diversify investments among several countries, and does not intend to concentrate investments in any particular industry.
    (7)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE EQUITY INCOME PORTFOLIO -- Seeks to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.(9)

     T. ROWE PRICE INTERNATIONAL SERIES, INC. - T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO -- seeks a total return on its assets from long-term growth of capital and income, by investing substantially all of its assets in common stocks of established non-U.S. companies. (8)

     T. ROWE PRICE FIXED INCOME SERIES, INC. - T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO -- seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities. (9)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE NEW AMERICA GROWTH PORTFOLIO -- seeks long-term growth of capital through investments primarily in common stocks of U.S. growth companies which operate in service industries believed to be above-average performers in their fields. Total return will consist primarily of capital appreciation or depreciation. (9)

     T. ROWE PRICE EQUITY SERIES, INC. - T. ROWE PRICE PERSONAL STRATEGY BALANCED PORTFOLIO -- seeks the highest total return over time consistent with an emphasis on both capital appreciation and income. There are no limitations on market capitalization or types of stock the Portfolio can hold. While bond holdings are primarily investment grade, the Portfolio can also invest in more volatile below-investment grade bonds.(9) (*)

     INVESTMENT ADVISERS AND SUBADVISERS OF THE SERIES FUNDS:
    (1) Fred Alger Management, Inc.
    (2) Federated Advisors.
    (3) Fidelity Management & Research Company.
    (4) Fidelity Investment Management and Research (U.K.) Inc., and Fidelity Management and Research Far East Inc., regarding research and investment recommendations with respect to companies based outside the United States.
    (5) Massachusetts Financial Services Company.
    (6) Pioneer Fund Group.
    (7) Scudder, Stevens & Clark, Inc.
    (8) Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited.
    (9) T. Rowe Price Associates, Inc.
-----------------
(*) THESE PORTFOLIOS' INVESTMENT STRATEGIES MAY PROVIDE THE OPPORTUNITY FOR HIGHER THAN AVERAGE RETURNS BY INVESTING IN SECURITIES WITH HIGHER THAN AVERAGE RISK, SUCH AS LOWER RATED AND UNRATED DEBT AND COMPARABLE EQUITY INSTRUMENTS. PLEASE CONSULT EACH PORTFOLIO'S PROSPECTUS ACCOMPANYING THIS PROSPECTUS FOR MORE INFORMATION ABOUT THE RISK ASSOCIATED WITH SUCH INVESTMENTS.

    THERE IS NO ASSURANCE THAT ANY PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE. MORE DETAILED INFORMATION, INCLUDING A DESCRIPTION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND POLICIES AND A DESCRIPTION OF RISKS INVOLVED IN INVESTING IN EACH OF THE PORTFOLIOS AND OF EACH PORTFOLIO'S FEES AND EXPENSES, IS CONTAINED IN THE PROSPECTUS FOR THE PORTFOLIO, CURRENT COPIES OF WHICH ACCOMPANY THIS PROSPECTUS. INFORMATION CONTAINED IN THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING IN A PORTFOLIO OF THE VARIABLE ACCOUNT.

    An investment in the Variable Account, or in any Portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government, and there is no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS
    We do not control the Portfolios and cannot and do not guarantee that any of the Portfolios will always be available for Premium allocations or Accumulation Value transfers. We retain the right, subject to any applicable law, to make certain changes in the Variable Account and its investments. We reserve the right to eliminate the shares of any Portfolio held by a Subaccount and to substitute shares of another Portfolio, or of another registered open-end management investment company for the shares of any Portfolio, if the shares of the Portfolio are no longer available for investment or if, in our judgment, investment in any Portfolio would be inappropriate in view of the purposes of the Variable Account. To the extent required by the 1940 Act, substitutions of shares attributable to your interest in a Subaccount will not be made without prior notice to you and the prior approval of the SEC. If required, approval of or change of any investment policy will be filed with the Insurance Department of any State in which the Policy is sold.
    New Subaccounts may be established, or existing Subaccounts eliminated, when, in our sole discretion, marketing, tax, investment or other conditions warrant such a change. If a Subaccount is eliminated, we will notify you and request a reallocation of the amounts invested in the eliminated Subaccount. If you do not reallocate these amounts, we will reinvest them in the Subaccount that invests in the Money Market Portfolio (or in a similar portfolio of money market instruments).
    In the event of any such substitution or change, we may make changes in the Policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, the Variable Account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, we also may transfer the assets of the Variable Account associated with the Policies to another account or accounts.

O   THE FIXED ACCOUNT
    This Prospectus is intended to serve as a disclosure document only for the Policy and the Variable Account. For complete details regarding the Fixed Account, see the Policy itself.
    PREMIUM ALLOCATED AND AMOUNTS TRANSFERRED TO THE FIXED ACCOUNT BECOME PART OF THE GENERAL ACCOUNT ASSETS OF UNITED OF OMAHA. INTERESTS IN THE GENERAL ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR IS THE GENERAL ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE GENERAL ACCOUNT NOR ANY INTERESTS THEREIN IS GENERALLY SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS, AND WE HAVE BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED ACCOUNT.
    The Fixed Account includes all our assets except those segregated in the Variable Account or in any other separate investment account. You may allocate Premium to the Fixed Account or transfer amounts from the Variable Account to the Fixed Account. Instead of you bearing the investment risk, as is the case for Accumulation Value in the Variable Account, we bear the full investment risk for all Accumulation Value in the Fixed Account. We have sole discretion to invest the assets of our general account, including the Fixed Account, subject to applicable law.
    We guarantee to credit interest to amounts in the Fixed Account at an effective rate of at least 4% per year. (After the expense charge is applied, the net effective rate is 3.3% for Policy years 1-10, and 3.45% for Policy years 11 and subsequent. We may, IN OUR SOLE DISCRETION, credit amounts in the Fixed Account with interest at a current interest rate in excess of 4%.) Only one transfer out of the Fixed Account is allowed each Policy Year. (This limit does not apply under the Dollar Cost Averaging or Asset Allocation programs). Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of Fixed Accumulation Value on the date of the transfer. No charge is imposed on such transfers. We reserve the right to modify transfer privileges at any time. (SEE "ALLOCATION OF PREMIUM: TRANSFERS.") Partial withdrawals from the Fixed Account are limited to a pro rata amount (with withdrawals from the Variable Account). Withdrawals and transfers from the Fixed Account may be delayed for up to six months, and withdrawals may be subject to a Surrender Charge. (SEE "CHARGES AND FEES: SURRENDER CHARGES.") For purposes of crediting interest, the most recent payment or transfer into the Fixed Account, plus interest allocable to that payment or transfer, is considered to be withdrawn or transferred out last; the next most recent payment plus interest is considered to be transferred out next, and so on (this is a "last-in, first-out" procedure).
    We guarantee that, upon Death or the Policy Maturity Date, the amount in your Fixed Account will be not be less than the amount of Premium allocated or Accumulation Value transferred to the Fixed Account, plus interest at an effective rate of 4% per year, plus any excess interest credited to amounts in the Fixed Account, less that part of the Monthly Deduction allocable to the Fixed Account and less any amounts deducted from the Fixed Account in connection with partial withdrawals (including any Surrender Charges) or transfers to the Variable Account or to the Loan Account.

    WE HAVE COMPLETE AND SOLE DISCRETION TO DETERMINE THE CURRENT INTEREST RATES OF THE FIXED ACCOUNT. WE CANNOT PREDICT OR GUARANTEE THE LEVEL OF FUTURE CURRENT INTEREST RATES OF THE FIXED ACCOUNT, EXCEPT TO GUARANTEE THAT FUTURE CURRENT INTEREST RATES WILL NOT BE BELOW AN EFFECTIVE RATE OF 3.3% PER YEAR COMPOUNDED ANNUALLY. YOU BEAR THE RISK THAT CURRENT INTEREST RATES OF THE FIXED ACCOUNT WILL NOT EXCEED AN EFFECTIVE RATE OF 3.3% PER YEAR.

O   TRANSFERS
    Subject to the limitations and restrictions described below, transfers out of a Subaccount of the Variable Account may be made any time after the Right to Examine period and prior to death or the Policy Maturity Date, by sending written notice, signed by you, to us. Transfers also may be requested by telephone, subject to the provisions described below under "THE POLICY:
TELEPHONE TRANSACTIONS." We reserve the right, at any time and without notice to any party, to modify the transfer privileges under the Policy. Transfers are effective on the date we receive your request.
    After the Right to Examine period, you can transfer Accumulation Value from one Subaccount of the Variable Account to another, or from the Variable Account to the Fixed Account or from the Fixed Account to any Subaccount of the Variable Account within certain limits. Transfers out of a Subaccount currently may be made as often as you wish (we reserve the right to limit or restrict transfers in the future or to eliminate the transfer privilege). We reserve the right to restrict transfers from the Variable Account to the Fixed Account of amounts previously transferred from the Fixed Account for up to six months.
    A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. The first 12 transfers each Policy year are free.
    Transfers from the Fixed Account currently may be made only once each Policy Year. Transfers from the Fixed Account do not count toward the 12 free transfer limit described above, and no transfer charge will be imposed on transfers from the Fixed Account. Moreover, the maximum amount that can be transferred out of the Fixed Account during any Policy Year is 10% of the Fixed Accumulation Value on the date of the transfer.
                                       13

  The Policy is designed as a long-term investment to provide death benefit protection, and may also be used as a part of your retirement or other financial planning. The Policy is not intended for active trading or "market timing." Excessive transfers could harm other Policy Owners by having a detrimental effect on portfolio management (which could occur, for example, if it caused excessive commission expense or caused the manager to keep higher cash reserves than otherwise). Therefore, we reserve the right to limit the number of transfers from the Subaccounts of the Variable Account and the Fixed Account if:
(a) we believe that excessive trading by the Policy Owner or a specific transfer request would have a detrimental effect on Accumulation Value or the share prices of the Portfolios; or (b) we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading or a transfer or group of transfers is deemed to have a detrimental effect on share prices of one or more Portfolios or the Variable Account.
    Where permitted by law, we may accept your authorization of third party transfers on your behalf, subject to our rules. We may suspend or cancel such acceptance at any time. For example, third party transfers on by "market timers" could be suspended if they cause harm to other Policy Owners. We will notify you of any such suspension or cancellation. We may restrict the availability of Subaccounts and the Fixed Account for Transfers during any period in which you authorize such third party to act on your behalf. We will give you prior notification of any such restrictions. However, we will not enforce such restrictions if we are provided with satisfactory evidence that: (a) such third party has been appointed by a court of competent jurisdiction to act on your behalf; or (b) such third party has been appointed by you to act on your behalf for all your financial affairs.

O   DOLLAR COST AVERAGING
    Dollar cost averaging is a process whose objective is to shield investments from short term price fluctuations. Since the same dollar amount is transferred to selected Subaccounts each month, over time more purchases of Portfolio shares are made when the value of those shares is low, and fewer shares are purchased when the value is high. As a result, a lower than average cost of purchases may be achieved over the long term. While this process allows you to take advantage of investment price fluctuations, it does not assure a profit or protect against a loss in declining markets.
    Our dollar cost averaging program allows you to automatically transfer, on a periodic basis, a predetermined amount or percentage specified by you from any one Subaccount or the Fixed Account to any Subaccount(s) of the Variable Account. The automatic transfers can occur monthly, quarterly, semi-annually, or annually, and the amount transferred each time must be at least $100 and must be $50 per Subaccount. At the time the program begins, there must be at least $5,000 of Accumulation Value in the applicable Subaccount or the Fixed Account being transferred from. If transfers are made from the Fixed Account, the maximum periodic transfer amount is 10% of that account's value at the time of election, or a sufficient amount to provide transfers for 10 months. There is no maximum transfer amount requirement out of the Subaccounts of the Variable Account.
    You can request participation in the Dollar Cost Averaging program when purchasing the Policy or at a later date. Transfers will begin on the first or 15th day (or, if not a Valuation Date, the next following Valuation Date) of the month, as specified by you, during which the request is processed. You can specify that only a certain number of transfers will be made, in which case the program will terminate when that number of transfers has been made. Otherwise, the program will terminate when the amount remaining in the applicable Subaccount or, if applicable, the Fixed Account, is less than $500.
    You can increase or decrease the amount or percentage of the transfers or discontinue the program by notifying us of the change. There is no charge for participation in this program.

O   ASSET ALLOCATION PROGRAM
    Under the Asset Allocation Program, you can instruct us to allocate premium and Accumulation Value among the Subaccounts of the Variable Account and the Fixed Account pursuant to allocation instructions you specify or recommended by us and approved by you. We will rebalance your Policy's assets on a quarterly, semi-annual or annual basis, as specified by you, to ensure conformity with your allocation instructions. Such asset rebalancing is intended to transfer cash value from Subaccounts that have increased in value to those that have declined, or not increased as much, in value. Over time, this method of investing may help you to "buy low and sell high," although there can be no assurance this objective will be achieved.
    Transfers of Accumulation Value made pursuant to this program will not be counted in determining whether the Transfer Fee applies. At the time the program begins, there must be at least $10,000 of Accumulation Value under the Policy.
    You can request participation in the Asset Allocation Program when purchasing the Policy or at a later date. You can change your allocation percentage or discontinue the program by notifying us of the change. There is no charge for participation in this program.

-----------------------------------------------------------
THE POLICY

O   POLICY APPLICATION AND ISSUANCE
    To purchase a Policy, you must submit an application and provide evidence of insurability of the proposed Insured. The initial premium also must be paid before we will issue the Policy. We will not issue a Policy if the Insured is older than age 90. Before accepting an application, we conduct underwriting to determine insurability. We reserve the right to reject an application or premium for any reason. If a Policy is not issued, we will return any premium payment you submitted. If a Policy is issued, it will be effective on the date of issue.

O   PREMIUM PAYMENTS
    The Policy is designed to provide you with life insurance protection and flexibility with the amount and frequency of premium payments and the level of life insurance proceeds payable under the Policy. The minimum initial premium required is a planned premium to maintain an initial Specified Amount of coverage until the next planned premium is due. Your initial premium will be credited to the Policy on the date the Policy is issued. Premiums will be allocated to the Money Market portfolio until the end of the Right to Examine period. You may purchase a Policy with the proceeds of another life insurance policy, provided that the applicable application forms are completed. IT MAY NOT BE ADVANTAGEOUS TO REPLACE EXISTING INSURANCE WITH A POLICY.
    After the first premium payment, you must only make premium payments as necessary to maintain the Specified Amount of coverage that you purchased. Planned premiums may be paid annually, semiannually, or at other intervals we offer. Beginning with the second Policy Year, you may change the planned premium once each year, subject to our approval. The planned premium is flexible.
    Additional payments that increase the Specified Amount may be made until the Insured attains age 90, subject to our underwriting requirements and our approval.
    We reserve the right to limit premiums or refund any values in order to qualify this policy as life insurance under the Internal Revenue Code of 1986, as amended. If additional Premium is accepted, we will credit it to your Policy's Accumulation Value pursuant to your current accumulation instructions, unless you provide other instructions as of the date underwriting was completed.

    ACCUMULATION VALUE
    On the date of issue the Accumulation Value equals the initial net premium less the Monthly Deduction for the first month. The net premium is the premium less the premium charges for tax and premium processing expenses. On any Monthly Deduction Date after the date of issue the Accumulation Value equals:

    (a) the total of the values in each  Subaccount;  plus
    (b) the  accumulation value of the  Fixed  Account;  plus
    (c) the  accumulation  value of the loan Account; less
    (d) the Monthly Deduction for the current month.

    The value for each Subaccount equals:

    (a) the current number of Accumulation Units;  multiplied by
    (b) the current unit value.

    Each net premium allocated to the Variable Account is converted into Accumulation Units. This is done by dividing the net premium by the Accumulation Unit value for the Valuation Period during which the net premium is allocated to the Variable Account. The initial Accumulation Unit value for each Subaccount was set when the Subaccount was established. The unit value may increase or decrease from one Valuation Date to the next.

    The Accumulation Unit value for a Subaccount on any Valuation Date is calculated as follows:

    (a) the Net Asset Value Per Share of the Portfolio multiplied by the number of shares held in the Subaccount, before the purchase or redemption of any shares on that date; divided by
    (b) the total number of Accumulation Units held in the Subaccount on the Valuation Date, before the purchase or redemption of any shares on that date.

    The Accumulation Value of the Fixed Account on any Monthly Deduction Date before deducting the Monthly Deduction equals:

    (a) the  value  as of the  last  Monthly  Deduction  Date;  plus
    (b) any net premiums credited since the last Monthly Deduction Date; plus
    (c) any transfers from the Subaccounts to the Fixed Account since the last Monthly Deduction Date; plus
    (d) any transfers from the Loan Account to the Fixed Account since the last Monthly Deduction Date; less
    (e) any transfers from the Fixed Account to the Subaccounts since the last Monthly Deduction Date; less
    (f) any transfers from the Fixed Account to the Loan Account since the last Monthly Deduction Date; less
    (g) any partial withdrawals and surrender charge taken from the Fixed Account since the last Monthly Deduction Date; plus
    (h) interest credited on the balance.

    The Cash Surrender Value is the Accumulation Value less any outstanding Policy loans and unpaid loan interest and less any applicable Surrender Charge.

O   LAPSE
    If there is no outstanding Policy loan, the Policy will lapse if, on a Monthly Deduction Date, the Accumulation Value is not enough to cover the Monthly Deduction due on that date (subject to the No-Lapse Provision), and a grace period expires without a sufficient premium payment. If there is an outstanding loan, the Policy will lapse on any Monthly Deduction Date when the Cash Surrender Value is insufficient to cover the Monthly Deduction and any loan interest due on that date (subject to the No-Lapse Provision), and a grace period expires without a sufficient premium payment. A lapse of the Policy may result in adverse tax consequences.

O   GRACE PERIOD
    If there is no outstanding policy loan, the grace period will begin on any Monthly Deduction Date when the Accumulation Value is not enough to pay the Monthly Deduction, subject to the NO-LAPSE PERIOD provision. If there is an outstanding policy loan, the grace period will begin on any Monthly Deduction Date when the cash surrender value is not enough to pay the Monthly Deduction and any loan interest due, subject to the NO-LAPSE PERIOD provision.
    We will allow 61 days from the start of the grace period for the payment of an amount large enough to pay all unpaid Monthly Deductions and unpaid loan interest. This policy will remain in force during the grace period. If the payment is not received by the end of the grace period, this policy will lapse as of the first day of the grace period. If the death of the Insured occurs on the Monthly Deduction Date or during the grace period, any past due Monthly Deductions and unpaid loan interest will be deducted in determining the death benefit.
    Insurance coverage continues during the grace period, but the Policy will be deemed to have no Accumulation Value for purposes of Policy loans, surrender and withdrawals.

O   NO-LAPSE PERIOD
    The Policy contains a provision that can prevent it from lapsing, even if the cash surrender value is insufficient to pay the monthly deduction, if certain conditions are met. This provision applies only if:

    (a) either the minimum monthly premium or the lifetime monthly premium requirement has been met; and
    (b) the policy has never been reinstated; and
    (c) no Additional Insured Term Insurance Rider covering the Insured is attached.

The minimum monthly premium per $1,000 of Specified Amount and the minimum No-Lapse Period are shown on the policy data pages. If you meet the minimum monthly premium requirement, then the policy will not lapse during the minimum No-Lapse Period, if applicable.

The minimum monthly premium requirement is met on any Monthly Deduction Date when the total premiums paid since the policy's date of issue, less any partial withdrawals accumulated at 4% interest and less any outstanding policy loan, equals or exceeds the minimum monthly premium accumulated at 4% interest.

The lifetime monthly premium per $1,000 of Specified Amount and the lifetime No-Lapse Period are shown on the policy data pages. If you meet the lifetime monthly premium requirement, then the policy will not lapse during the lifetime No-Lapse Period, if applicable.

The lifetime monthly premium requirement is met on any Monthly Deduction Date when the sum of premiums paid since the policy's date of issue, less any partial withdrawals accumulated at 4% interest and less any outstanding policy loans, equals or exceeds the lifetime monthly premium accumulated at 4% interest.

O   TELEPHONE TRANSACTIONS
     You may make transfers, partial withdrawals, and/or change the allocation of subsequent Premium payments, by telephone if you previously authorized telephone transactions in writing to us. We will not be liable for following instructions communicated by telephone that we believe to be genuine. However, we will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. If we fail to do so, we may be liable for any losses due to unauthorized or fraudulent instructions. All telephone requests will be recorded on voice recorder equipment for your protection. When making telephone requests, you will be required to provide your social security number and/or other information for identification purposes.
     Telephone requests must be received by us no later than the close of the New York Stock Exchange ("NYSE")(usually 3:00 p.m. Central time) in order to be processed that day. Telephone transfer requests received later will be processed the next day the NYSE is open. The telephone transaction privilege may be discontinued at any time as to some or all Policy Owners.

O    MATURITY DATE
     The Policy's maturity date is the Policy Anniversary next following the Insured's 100th birthday. On the maturity date we will pay you the Policy's Accumulation Value (less any outstanding Policy loans and unpaid loan interest), if (a) the Insured is then living; (b) this Policy is in force; and (c) coverage beyond maturity is not elected. There may be little or no cash surrender value at that time. The Policy may terminate prior to the maturity date if the premiums paid and Accumulation Value are insufficient to continue this Policy in force.

O   COVERAGE BEYOND MATURITY
     Within thirty days of the maturity date of this policy, you may elect to continue the policy in force beyond the maturity date. The election must be made by written request. The following will apply:

    (a) The allocation of the Accumulation Value to the Subaccounts and the Fixed Account will be maintained according to your instructions;
    (b) The cost of insurance  charge will be zero;
    (c) The risk charge will be zero;
    (d) The  administrative  charge  will  be  zero;
    (e) The  corridor percentage  will be fixed at 1% ;
    (f) The death benefit option will be fixed at Option 1;
    (g) Any riders  attached to the policy that are then in force will end;
    (h) The Insured's date of death will be considered this policy's maturity date.

All other rights and benefits as described in the policy will be available during the lifetime of the Insured, except that we will not accept any additional premium payments after coverage beyond maturity has been elected.

-----------------------------------------------------------
DISTRIBUTIONS

O   POLICY LOANS
     After the first Policy Year (from the Date of Issue in Indiana), you may obtain a loan for up to 100% of the Cash Surrender Value less loan interest to the end of the Year and less one monthly deduction. This Policy must be assigned to us as sole security for the loan. We will transfer all loan amounts from the Fixed Account and the Subaccounts to the Loan Account. The amounts will be transferred on a pro rata basis.
    Loan interest is payable at a rate of 5.7% in advance (6.0% effective annual rate). Interest is due on each Policy Anniversary. If the interest is not paid when due, we will transfer an amount equal to the unpaid loan interest from the Fixed Account and the Subaccounts, to the Loan Account on a pro rata basis. We will credit 4% interest to any amounts in the Loan Account, except amounts equal to a Preferred Loan as described below, for a net annual Loan interest rate of 2%.
    The death benefit will be reduced by the amount of any loan outstanding on the date of the Insured's death. We may defer making a loan for six months unless the loan is to pay premiums to us.
    A Preferred Loan is available on existing and new loans beginning in the 10th Policy Year. A Preferred Loan will be credited with 6% interest, for a net annual Preferred Loan interest rate of 0%.
                                       17

  All or part of a loan may be repaid at any time while the Policy is in force. The amount of a loan repayment will be deducted from the Loan Account and will be allocated among the Fixed Account and the Subaccounts in the same percentages as the Accumulation Value on the date repayment. You should identify any payment intended to reduce a loan as a loan repayment; otherwise, it will be added to the Accumulation Value (i.e., treated as a premium).

O   SURRENDER
    While the Insured is alive, you may terminate this Policy for its Cash Surrender Value. If you request a cash surrender, the Policy must be returned to us to receive the Cash Surrender Value
    With regard to amounts allocated to the Fixed Account, the Cash Surrender Value will be equal to or greater than the minimum Cash Surrender Values required by the State in which this Policy was delivered. The value is based on the Commissioners 1980 Standard Mortality Table, the insured's age at last birthday, with interest at 4%. Also, Surrenders are taxable and a 10% federal tax penalty may apply. (SEE "TAX MATTERS.") A SURRENDER CHARGE MAY BE DEDUCTED. We may defer payment of a cash surrender from the Fixed Account for up to six months.

o   PARTIAL WITHDRAWALS
    After the first Policy Year, you may withdraw part of the Accumulation Value. A surrender charge may be deducted. Withdrawals are made beginning with the most recent Premium payment. The minimum partial withdrawal amount is $250. The maximum partial withdrawal amount is an amount such that the remaining cash surrender value is not less than $500 and the Specified Amount is not less than $100,000 in Policy years one through five or not less than $50,000 thereafter.
    If Death Benefit Option 1 is in effect, the following will apply for each partial withdrawal:

    (a) the current Specified Amount will be reduced by the amount of the withdrawal; and
    (b) the Accumulation Value will be reduced by:
         (1) the amount of the withdrawal; and
         (2) the  surrender  charge   applicable  to  the  decrease  in  current
             Specified Amount, as described in the SURRENDER CHARGE provision.

    We will send you an amendment showing the current Specified Amount after the withdrawal.

    If Death Benefit Option 2 is in effect, the Accumulation Value will be reduced by the amount of the withdrawal.

    The amount of cash withdrawal requested and any surrender charge will be deducted from the Accumulation Value on the date we receive your written request. Partial withdrawals will result in cancellation of Accumulation Units from each applicable Subaccount. In the absence of instructions from you, amounts will be deducted from the Subaccounts and the Fixed Account on a pro rata basis. No more than a pro rata amount may be withdrawn from the Fixed Account for any partial withdrawal. We reserve the right to defer withdrawals from the Fixed Account for up to six months from the date we receive your written request.

    Partial withdrawals may change the minimum and lifetime monthly premium requirements applicable to the NO-LAPSE PERIOD provision. Partial withdrawals may be taxable and subject to a 10% federal tax penalty.


O   DEATH BENEFIT

CHANGE IN SPECIFIED AMOUNT
After the first year, you may change the current Specified Amount once each year.

You must apply for any increase in current Specified Amount with a new application and provide evidence of insurability satisfactory to us. The Specified Amount may not be increased after the Insured attains age 90.

Any decrease in current Specified Amount will be subject to the applicable surrender charge as described in the SURRENDER CHARGE provision. A decrease will be subject to a minimum Specified Amount of $100,000 remaining in force during policy years one through five and $50,000 remaining in force thereafter.

An increase or decrease will go into effect on the Monthly Deduction Date following the date we approve the change. We will send you an amendment showing the current Specified Amount after the change.

An increase or decrease in current Specified Amount will change the minimum monthly premium and lifetime monthly premium requirements applicable to the NO-LAPSE PERIOD provision.

DEATH BENEFIT OPTIONS
The death benefit equals either death benefit Option 1 less any loan or death benefit Option 2 less any loan. We will pay the death benefit according to the death benefit option in effect at the time of the Insured's death. Unless otherwise requested, Option 1 is in effect.

The Option 1 Death Benefit is the greater of:

    (a) the current  Specified  Amount (i.e., on the date of death);  or
    (b) the policy's Accumulation Value on the date of death plus the corridor amount.

The Option 2 Death Benefit is the policy's Accumulation Value on the date of death plus the greater of:

    (a) the current  Specified  Amount (i.e., on the date of death);  or
    (b) the corridor amount.

The corridor amount is the Accumulation Value on the date of death multiplied by the corridor percentage from the table shown below for the Insured's attained age.

---------------------------------------------------------
Attained  Corridor  Attained Corridor Attained Corridor
   Age    Percentage  Age   Percentage  Age    Percentage
---------------------------------------------------------
  0-40      150%      54       57%       68       17%
   41       143%      55       50%       69       16%
   42       136%      56       46%       70       15%
   43       129%      57       42%       71       13%
   44       122%      58       38%       72       11%
   45       115%      59       34%       73       9%
   46       109%      60       30%       74       7%
   47       103%      61       28%     75-90      5%
   48        97%      62       26%       91       4%
   49        91%      63       24%       92       3%
   50        85%      64       22%       93       2%
   51        78%      65       20%       94       1%
   52        71%      66       19%     95-100     0%
   53        64%      67       18%      100+      1%
---------------------------------------------------------

After the first year, you may change the death benefit option once each year. The change will take effect on the Monthly Deduction Date after we receive a written request for change, at which time the death benefit will reflect the change in option.

Changes in the death benefit option may result in a change in the current Specified Amount. We will increase or decrease the current Specified Amount to maintain the death benefit that was in effect before the death benefit option change. Any decrease resulting from a change in death benefit option will be subject to the applicable surrender charge as described in the SURRENDER CHARGE provision.

We will send you an amendment showing the death benefit option in effect and the current Specified Amount after the change.

An increase or decrease in current Specified Amount resulting from a death benefit option change will change the minimum monthly premium and lifetime monthly premium requirements applicable to the NO-LAPSE PERIOD provision.


O   PAYMENT OF PROCEEDS
    While the Insured is alive, you may choose to have Proceeds that become payable paid under any combination of the fixed and variable payout options shown in this Policy. A Beneficiary may also have the Death Benefit applied to a payout option. If another option is not chosen within 60 days of the date we receive due proof of death, we will make payment in a lump sum.
    We reserve the right to pay the Proceeds in one sum when it is less than $2,000, or when the option of payment chosen would result in periodic payments of less than $20. Payees must be individuals who receive payments in their own behalf unless otherwise agreed to by us. Any option chosen will be effective when we acknowledge it.
    We may require proof of your age or survival or the age or survival of the Payee.
    The guaranteed minimum interest rate used in the fixed payout options is 3%. We may pay or credit additional interest annually in our sole discretion.

    When the last Payee dies, we will pay to the estate of that Payee any amount on deposit, or the then present value of any remaining guaranteed payments under a fixed option.

FIXED PAYMENTS
    Fixed payments are available under all six Payout Options below. The Proceeds will be transferred to our general account, and the Payments will be fixed in amount by the provisions selected and the age and sex (if consideration of sex is allowed) of the Payee. The guaranteed effective annual interest rate used in the Payout Options is 3%. We may, at our sole discretion, declare additional interest to be paid or credited annually for Payout Options 1, 2, 3, or 6. The guaranteed amounts are based on the 1983a Mortality Table, and 3% guaranteed interest rate.
Current amounts may be obtained from us.

VARIABLE PAYMENTS
    Only Payout Options 2, 4, and 6 are available for variable payments. The dollar amount of the first monthly payment will be determined by applying the Proceeds allocated to variable Subaccounts to the Variable Payout Options table shown in the Policy applicable to the Payout Option chosen. The tables are determined from the 1983a Mortality Table with an assumed investment rate of 4%. If more than one Subaccount has been selected, the accumulation value of each Subaccount is applied separately to the applicable table to determine the amount of the first payment attributable to that particular Subaccount.
    All variable payments other than the first will vary in amount according to the investment performance of the applicable Subaccounts. The amount of each subsequent payment equals the number of Variable Payment Units for each Subaccount as determined for the first payment, multiplied by the value of a Variable Payment Unit for that Subaccount 10 days prior to the date the variable payment is due. This amount may increase or decrease from month to month.
    If the net investment return of a Subaccount for a payment period is equal to the pro-rated portion of the 4% annual assumed investment rate, the variable payment attributable to that Subaccount for that period will equal the payment for the prior period. To the extent that such net investment return exceeds an annualized rate of 4% for a payment period, the payment for that period will be greater than the payment for the prior period and to the extent that such return for a period falls short of an annualized rate of 4%, the payment for that period will be less than the payment for the prior period. A charge equal on an annual basis to 1.20% of the daily net asset value of the Variable Account is applied in calculating variable payouts.
    More details about variable payments are included I Appendix A.

TRANSFERS BETWEEN FIXED AND VARIABLE SUBACCOUNTS
    The Payee may exchange the value of a designated number of Variable Payment Units of a particular Subaccount into other Variable Payment Units, the value of which would be such that the dollar amount of a payment made on the date of the exchange would be unaffected by the fact of the exchange. No more than four (4) exchanges may be made within each Policy year.
    Transfers may be made between Subaccounts and from a Subaccount to the Fixed Account. No exchanges may be made from the Fixed Account to the variable Subaccounts. Transfers will be made using the variable payment unit values for the Valuation Period during which any request is received by us.

O   PAYMENT OPTIONS

     OPTION 1 -- PROCEEDS HELD ON DEPOSIT AT INTEREST. While the Proceeds are held by us, we will annually:
         (a)  pay interest to the Payee; or
         (b)  add interest to the Proceeds.
     OPTION 2 -- INCOME OF A SPECIFIED AMOUNT. We will pay the Proceeds in monthly installments of a specified amount until the Proceeds, with interest, have been fully paid.
     OPTION 3 -- INCOME FOR A SPECIFIED PERIOD. We will pay the Proceeds in installments for the number of years you choose. The monthly incomes for each $1,000 of Proceeds, shown in the table set forth in the Policy, include interest. We will provide the income amounts for payments other than monthly upon request.
     OPTION 4 -- LIFETIME INCOME. We will pay the Proceeds as a monthly income for as long as the Payee lives. The following guarantees are available:
         GUARANTEED PERIOD - The monthly income will be paid for a certain number of years and as long thereafter as the Payee lives; or
         GUARANTEED AMOUNT (INSTALLMENT REFUND) - The monthly income will be paid until the sum of all payments equals the Proceeds placed under this option and as long thereafter as the Payee lives.
                If a fixed Payment Option is chosen, the monthly income will be the amount computed using either the Lifetime Monthly Income Table set forth in the Policy (which is based on the 1983a Mortality Table and interest at 3% or, if more favorable to the Payee, our then current lifetime monthly income rates for payment of Proceeds. If a variable

        Payout Option is chosen, all variable payments, other than the first variable payment, will vary in amount according to the investment performance of the applicable Subaccounts.
                NOTE CAREFULLY. If no guarantee is elected and the life only option has been chosen, then IT WOULD BE POSSIBLE FOR ONLY ONE PAYMENT TO BE MADE if the Payee(s) were to die before the due date of the second payment; only two Payments if the Payee(s) were to die before the due date of the third payment; and so forth. When the last Payee dies, we will pay to the estate of that Payee any remaining guaranteed Payments under a fixed payout option.
     OPTION 5 -- LUMP SUM.  The Proceeds will be paid in one sum.
     OPTION 6 -- ALTERNATIVE SCHEDULE. Upon request and if available, we will provide payments for other options, including joint and survivor periods. Certain options may not be available in some States.
If payments are being made under Option 2 or 3 and do not involve life contingencies, then you may surrender the Policy and receive the commuted value of any unpaid payments.

    Additional information about any Payout Option may be obtained by contacting us.

-----------------------------------------------------------
CHARGES AND FEES

O   CHARGES DEDUCTED UNDER THE POLICY

DEDUCTIONS FROM PREMIUM
    We deduct the following expenses from each Policy premium payment we receive: 3.75% of each premium payment for state and federal tax expenses, and $2 for our premium processing expenses.

MONTHLY DEDUCTION
    On each Monthly Deduction Date, we deduct a MONTHLY DEDUCTION from the entire Accumulation Value equal to: (a) the COST OF INSURANCE for the current month; plus (b) the COST OF ANY RIDERS for the current month; plus (c) the RISK CHARGE; plus (d) the ADMINISTRATIVE CHARGE (except no monthly deduction is deducted on or after the Policy Anniversary when the age of the Insured is equal to 100). (These charges are described below.) The Monthly Deduction will be deducted from the Subaccounts and the Fixed Account on a pro rata basis on each Monthly Deduction Date. No Monthly Deduction is deducted from the Accumulation Value after coverage beyond maturity is elected.
    Each charge is deducted in the following manner: first, all charges are calculated, based on the Accumulation Value on the Monthly Deduction Date (before monthly charges are deducted, but reflecting charges deducted from Subaccount assets), and then deducted. The Monthly Deduction is deducted pro rata from the Accumulation Value in the Subaccounts and the Fixed Account.

    COST OF INSURANCE CHARGE.

    The guaranteed cost of insurance each month used in calculating the Monthly Deduction equals:

        (a) the net amount at risk for the month; multiplied by
        (b) the guaranteed cost of insurance charge per $1,000 of Specified Amount; divided by
        (c) 1,000.

    The guaranteed monthly cost of insurance charge for each $1,000 is shown on the Policy data pages. The charge is based on the Insured's attained age, duration, sex (except in Montana), and risk and rate classes.

    The net amount at risk in any month equals:

        (a) The death benefit; less
        (b) the Accumulation Value on the Monthly Deduction Date after deducting the rider charge, if any, the risk charge for the current month, and the administrative charge.

    We may use current cost of insurance charges less than those shown. Current cost of insurance charges are based on the Insured's issue age, sex, risk and rate classes, the current Specified Amount, and the length of time the policy has been in force. We reserve the right to change current cost of insurance charges. Changes in cost of insurance rates will be by class and will be based on changes in future expectations of factors such as:

        (a)investment earnings;
        (b)mortality;
        (c)persistency; and
        (d)expenses.

    RISK CHARGE. We deduct a charge from your Accumulation Value (including amounts of Accumulation Value moved to the Loan Account as collateral for Policy loans), before monthly charges are deducted, but reflecting charges deducted from Subaccount assets, on each Monthly Deduction Date for the mortality risks that we assume. In Policy Years 1 through 10, this Risk Charge is equivalent to an annual charge of 0.70% of the Accumulation Value, deducted on each Monthly Deduction Date. In Policy Years 11 and later, this Risk Charge is equivalent to an annual charge of 0.55% of the Accumulation Value, deducted on each Monthly Deduction Date. The charge is deducted as 0.05833% of the Accumulation Value, deducted on each Monthly Deduction Date, for the first 10 Policy Years, and 0.04583% of the Accumulation Value, deducted on each Monthly Deduction Date, for Policy Years 11 and thereafter. The mortality risk we assume is that Insureds may live for shorter periods of time than we estimated. If all the money we collect from this charge is not needed to cover death benefits and expenses, the money is contributed to our general account. Conversely, even if the money we collect is insufficient, we will provide for all death benefits and expenses.

    ADMINISTRATIVE CHARGE. We deduct a charge of $7 from your Accumulation Value on each Monthly Deduction Date for the costs of issuing and administering the Policy and operating the Variable Account..

    COST OF RIDERS.

        ACCELERATED   DEATH  BENEFIT  RIDER.  3% (8% in  Vermont  and  Oklahoma)
of  the  Policy's Accumulation Value at the time the election is made.

        ADDITIONAL INSURED RIDER. The rider cost of term insurance equals the rider benefit amount, multiplied by the rider's cost of insurance charge for each $1,000 of benefit amount, divided by 1,000. This charge is based on the Additional Insured's attained age, sex (except in Montana) and rate class.

        ACCIDENTAL DEATH BENEFIT RIDER. The cost is determined by the Insured's attained age and sex (just age in Montana) per each $1,000 of rider coverage elected, multiplied by the rider benefit amount, divided by $1,000.

        DISABILITY RIDER. The cost is a fixed rate determined by the Insured's attained age and sex (just age in Montana) per each $1.00 of rider monthly deduction amount elected, multiplied by the amount of the monthly deduction amount.

        WAIVER OF SURRENDER CHARGE RIDER.  No cost.

TRANSFER CHARGES
    A transfer fee of $10 may be imposed for any transfer in excess of 12 per Policy Year. The transfer fee is deducted from the amount transferred. The first 12 transfers each Policy Year are free.

SURRENDER CHARGE
    If a Policy is totally surrendered, we may deduct a Surrender Charge from the amount requested to be surrendered. If the Policy's current Specified Amount is decreased, we may deduct a Surrender Charge from the Accumulation Value based on the amount of the decrease. The Surrender charge varies by issue age, sex (except in Montana), risk class, the length of time your Policy has been in force and the Specified Amount. For example, a male age 35 at issue, in the nontobacco risk class and the preferred rate class, for surrender charge is $13.00 for each $1,000.00 of specified amount in the first five years, declining to $1.00 per $1,000.00 in the twelfth year and zero thereafter. The length of the Surrender Charge period varies depending upon the Policy Owner's issue age: the period is 12 years through age 52, 11 years at age 53, 10 years at age 54, and 9 years at age 55 and thereafter.
    The purpose of the Surrender Charge is to reimburse us for some of our expenses incurred in distributing the Policies. The Surrender Charge and Administrative charge may not be enough to cover all sales and administrative expenses which we will incur in selling the Policies. Any shortfall, including but not limited to payment of sales and distribution expenses, would be charge to and paid by us.

WAIVER OF SURRENDER CHARGE
     We will waive the Surrender Charge upon partial withdrawals and surrenders in the event you become confined to a hospital or nursing home, disabled, diagnosed with a terminal illness or unemployed, become an organ transplant donor or recipient, experience significant damage to your residence, or upon the death of your spouse or minor dependent. Those waivers and any restrictions associated with such waivers are summarized below (see the Policy and Rider for complete details):
     NURSING HOME WAIVER. The Surrender Charge will not be imposed as a result of any withdrawal made pursuant to your confinement, upon the recommendation of a licensed physician for medically necessary reasons, to the following facilities for 30 or more consecutive days: (a) a hospital licensed or recognized as a general hospital by the state in which it is located; (b) a hospital recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; (c) a Medicare certified hospital; (d) a state licensed nursing home with a registered nurse on duty 24 hours a day; and (e) a Medicare certified long term care facility. This waiver only applies to partial withdrawals and surrenders requested no later than 91 days after the last day of confinement to such facility. Proof of confinement must be provided. This waiver is not available if you are confined to a hospital or nursing home on date of issue of the Policy.
     We will not accept any additional premium payments under the Policy once the Nursing Home Waiver has been elected. The Nursing Home Waiver may not be available in all States.
     DISABILITY WAIVER. The Surrender Charge will not be imposed upon any withdrawal where you are physically disabled. We may require proof of such disability including, in most States, written confirmation of receipt and approval of your claim for Social Security Disability Benefits. Proof of continued disability may be required through the date of any partial withdrawal or surrender. We reserve the right to have you examined by a licensed physician to verify such disability.
     We will not accept any additional premium payments under a Policy once the Disability Waiver has been elected. The Disability Waiver is not available if you are receiving Social Security Disability Benefits on the date of issue or are age 65 or older. The Disability Waiver may not be available in all States.
     TERMINAL ILLNESS WAIVER. We will waive the Surrender Charge for any withdrawal where you have and are diagnosed with a terminal illness and death is reasonably expected within 12 months. We may require proof of such illness including written confirmation from a licensed physician (not the Owner or Insured). We reserve the right to have you examined by a licensed physician to confirm such a diagnosis.
     We will not accept any additional premium payments under a Policy once the Terminal Illness Waiver has been elected. The Terminal Illness Waiver is not available if you are diagnosed with a terminal illness prior to or on the date of issue. The Terminal Illness Waiver may not be available in all States.
     UNEMPLOYMENT WAIVER. We will waive the Surrender Charge for any partial withdrawal or surrender in the event you become unemployed. The Unemployment Waiver is available upon submission of a determination letter from a State Department of Labor indicating you received unemployment benefits for at least 60 consecutive days prior to the election of such waiver. The Unemployment Waiver may be exercised only once and is not available if you are receiving unemployment benefits on the date of issue. The Unemployment Waiver may not be available in all States.
     TRANSPLANT WAIVER. We will waive surrender charges if you undergo transplant surgery as an organ donor or recipient for the following body organs: heart, liver, lung, kidney, pancreas; or as a recipient of a bone marrow transplant. Within 91 days of surgery, you must submit a letter from a licensed physician (who is not the Owner of or Insured under this policy) stating that you underwent transplant surgery for any of these organs. We reserve the right to have you examined by a physician of our choice and at our expense. This waiver may be exercised only once per transplant surgery.
     RESIDENCE DAMAGE WAIVER. We will waiver surrender charges if your primary residence suffers physical damage in the amount of $50,000 or more after the policy issue date. To claim this waiver, submit to us a certified copy of a licensed appraiser's report stating the amount of the damage. This certified
                                       23
copy must be submitted with 91 days of the date of the appraiser's report. We reserve the right to obtain a second opinion by having the affected residence inspected by a licensed appraiser of our choice and at our expense, and to rely upon our appraiser's opinion.
This waiver may be exercised only once.
     DEATH OF SPOUSE OR MINOR DEPENDENT WAIVER. We will waive surrender charges for one partial withdrawal made within six months of your spouse's or minor dependent(s)' death. Proof of death must be submitted to us. This waiver may be exercised once for a spouse and once for each minor dependent. Subsequent withdrawals are subject to the Surrender Charge.

PORTFOLIO CHARGES
    Each Portfolio is responsible for all of its expenses. The net assets of each Portfolio will reflect deductions in connection with the investment advisory fee and other expenses. Here is a table of Portfolio annual expenses:

                                                    ============== ============== =================
                                                                                  Total Portfolio
Portfolio Annual Expenses1                           Management        Other           Annual
(as a percentage of average net assets)                 Fees         Expenses         Expenses
--------------------------------------------------- -------------- -------------- -----------------
Portfolio:
Alger American Growth                                   0.75%          0.10%           0.85%
Alger American Small Capitalization                     0.85%          0.07%           0.92%
Federated Prime Money Fund II                           0.50%          0.30%           0.80%
Federated Fund for U.S. Government Securities II        0.00%          0.80%           0.80%
Fidelity VIP II Asset Manager: Growth                   0.71%          0.29%           1.00%
Fidelity VIP II Contrafund                              0.61%          0.11%           0.72%
Fidelity VIP Equity Income                              0.51%          0.10%           0.61%
Fidelity VIP II Index 500                               0.09%          0.19%           0.28%
MFS Emerging Growth                                     0.75%          0.25%           1.00%
MFS High Income Fund                                    0.75%          0.25%           1.00%
MFS Research                                            0.75%          0.25%           1.00%
MFS Value Series                                        0.75%          0.25%           1.00%
MFS World Government                                    0.75%          0.25%           1.00%
Pioneer Capital Growth                                  0.65%          0.60%           1.25%
Pioneer Real Estate                                     1.00%          0.25%           1.25%
Scudder Global Discovery                                0.16%          1.34%           1.50%
Scudder Growth & Income                                 0.48%          0.18%           0.66%
Scudder International                                   0.88%          0.21%           1.09%
T. Rowe Price Equity Income *                           0.00%          0.85%           0.85%
T. Rowe Price International *                           0.00%          1.05%           1.05%
T. Rowe Price Limited-Term Bond *                       0.00%          0.70%           0.70%
T. Rowe Price New America Growth *                      0.00%          0.85%           0.85%
T. Rowe Price Personal Strategy Balanced *              0.00%          0.90%           0.90%
--------------------------------------------------- -------------- -------------- =================
===================================================================================================
*.T. Rowe Price Funds do not itemize management fees and other expenses.
===================================================================================================


For more information concerning the investment advisory fee and other charges against the Portfolios, see the prospectuses for the Portfolios, current copies of which accompany this Prospectus.


--------
1 The fee and expense data regarding each Series Fund, which are fees and expenses for 1996, was provided to United of Omaha by the Series Fund. The Series Funds are not affiliated with United of Omaha.

-----------------------------------------------------------
OTHER POLICY PROVISIONS

O   NOTICE TO US
    All notices or requests under the Policy must be sent to us by written notice, unless you have authorized us in writing to acknowledge Telephone Transactions from you. Written notices to us are not effective until our receipt at this address: United of Omaha Life Insurance Company, Variable Product Services Department, P.O. Box 8430, Omaha, Nebraska 68103-0430. Our toll-free telephone number is 800-238-9354.

O   ENTIRE CONTRACT
    The entire contract is the Policy, any riders, endorsements and amendments, and the signed application. All statements made in the application will, in the absence of fraud, be deemed representations and not warranties. We will not use any statement to contest the Policy or deny a claim unless it is in the application. Any change of the Policy requires the written consent of an executive officer. No agent has the authority to change the Policy or waive any of its terms.

O   RIGHT TO EXAMINE
    If you are not satisfied with your Policy, you may return it to us or our agent within 10 days (or more where required by applicable State insurance law) after you receive the Policy or 45 days after you signed the application, whichever is later. We will cancel your Policy as of the date any insurance became effective and refund the premiums paid within seven days after we receive the returned policy.

O   DELAY OF PAYMENTS
    We will usually pay any amounts payable from the Variable Account as a Policy loan, partial withdrawal or Cash Surrender within 7 days after we receive your written request in a form satisfactory to us. We can postpone such payments or any transfers of amounts between Subaccounts or into the Fixed Account or the Loan Account if: (i) the New York Stock Exchange ("NYSE") is closed for other than customary weekend and holiday closings; (ii) trading on the NYSE is restricted; (iii) an emergency exists as determined by the SEC, as a result of which it is not reasonably practical to dispose of securities, or not reasonably practical to determine the value of the Net Assets of the Variable Account; or
(iv) the SEC permits delay for the protection of security holders. The applicable rules of the SEC will govern as to whether the conditions in (iii) or
(iv) exist. We may defer payment of Policy loans, partial withdrawals or a Cash Surrender from the Fixed Account for up to six months from the date we receive your written request.

O   CHANGE OF OWNERSHIP AND ASSIGNMENT
    You may name a new owner of the Policy by an absolute assignment or pledge it as collateral by assigning it. The assignment must be in writing. No assignment will be binding on us until we record and acknowledge it. We are not responsible for the validity or effect of an assignment of this Policy. The rights of any Beneficiary will be subject to a collateral assignment. If the Beneficiary of this Policy is irrevocable, a change of ownership or a collateral assignment may be made only by joint written request from you and the irrevocable Beneficiary. A change of owner may have tax consequences.

O   BENEFICIARY
    The Beneficiary is named in the Policy application and may be changed, unless the Beneficiary is irrevocable. (SEE "BENEFICIARY CHANGE.")

O   BENEFICIARY CHANGE
    To change a Beneficiary, send us a written request. When recorded and acknowledged by us, the change will be effective as of the date you signed the request. The change will not apply to any payments made or other action taken by us before recording. If the Beneficiary is irrevocable, you may change the Beneficiary only by joint written request from you and the irrevocable Beneficiary.

O   MISSTATEMENT OF AGE OR SEX
    If the age or sex of the Insured has been misstated, the Death Benefit will be the amount which would be purchased by the most recent cost of insurance charge at the correct age and sex.

O   SUICIDE
    We will not pay the Death Benefit if the Insured's death results from suicide, while sane or insane, within two years (one year in Colorado and North Dakota) from the date of issue. Instead we will pay the sum of the premiums paid since issue less any loans and unpaid loan interest and less any partial withdrawals.  ....We will not pay that  portion of the Death  Benefit  resulting from an increase in Specified Amount if the Insured's death results from suicide, while sane or insane, within two years (one year in Colorado and North Dakota) from the effective date of the increase. Instead we will pay the sum of the premiums paid for the increase.

O   INCONTESTABILITY
    We will not contest  the  validity of the Policy  after it has been in force during the lifetime of the Insured for two years from the date of issue.  ....We will not contest the validity of an increase in Specified Amount after the Policy has been in force during the lifetime of the Insured for two years from the effective date of the increase. Any contest of an increase in Specified Amount will be based on the application for that increase.

O   COVERAGE BEYOND MATURITY
    Within thirty days of the maturity date of the Policy, you may elect to continue the Policy in force beyond the maturity date. The election must be made by written request. The following will apply:
   0 The allocation of the  Accumulation  Value to the Subaccounts and the Fixed
     Account will be maintained according to your instructions;
   0 The cost of insurance charge will be zero;
   0 The expense charge will be zero;
   0 The corridor percentage will be fixed at 101% ;
   0 Any riders attached to the Policy that are then in force will terminate; 0 The Insured's date of death will be considered this Policy's maturity date. 0 All other rights and benefits as described in the Policy will be available during the lifetime of the Insured.

O   REINSTATEMENT
    If this policy lapses and has not been surrendered for cash, you may reinstate it within five years of the date of lapse and prior to the maturity date, subject to the following: (i) we receive a written application signed by you and the Insured; (ii) we receive evidence of insurability satisfactory to us; (iii) we receive payment of an amount large enough to continue this Policy in force for three months; and (iv) re-establishment of surrender charges, if any, measured from the original date of issue. The effective date of reinstatement will be the date we approve the application for reinstatement.
    The Specified Amount of the reinstated Policy may not exceed the Specified Amount at the time of lapse. The Accumulation Value on the effective date of reinstatement will equal (i) the amount required in (iii) above, plus any applicable surrender charge(s) measured from the original date of issue to the date of reinstatement, and less (ii) the Monthly Deduction for the current month.

O   NONPARTICIPATING
    The Policy does not share in our surplus earnings or profits. No dividends are paid by us on this Policy.

O   OPTIONAL POLICY BENEFITS

    ACCELERATED BENEFITS RIDER. This rider allows the Policy owner to make a one time election for payment in advance of a portion of the death benefit of the Policy if the Insured is diagnosed as having a terminal illness.

    ACCIDENTAL DEATH BENEFIT RIDER. This rider provides an accidental death benefit, in an amount selected by the Policy Owner, in addition to all other benefits provided by the Policy.

    DISABILITY RIDER. Upon due proof of that the Insured's disability began while the rider was in force and continued for at least six months, we will waive payments of the Policy's Monthly Deduction amount during the time the Insured is disabled until the maturity date of the Policy.

    TERM INSURANCE RIDER ON ADDITIONAL INSURED. This rider provides renewable annual term insurance coverage on a person named by the Policy owner as an additional insured under the Policy. Such coverage may be converted to a new whole life policy on the Additional Insured, subject to Rider terms.
                                       26

-----------------------------------------------------------
TAX MATTERS

O   GENERAL
    The following is a discussion of federal income tax considerations relating to the Policy. It is based upon our understanding of laws as they now exist and are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. If you contemplate the purchase of or exercise of elections under the Policy, you are encouraged to seek independent competent tax advice.

O   LIFE INSURANCE QUALIFICATION
    Section 7702 of the Internal Revenue Code of 1986, as amended ("Code") defines a life insurance contract for Federal income tax purposes. The Section 7702 definition can be met if a life insurance contract satisfies either one of two tests set forth in that section. The manner in which these tests should be applied to certain features of the Policy is not directly addressed by Section 7702 or proposed regulations issued under that section. The presence of these Policy features, the absence of final regulations, and the lack of other pertinent interpretations of Section 7702, thus creates some uncertainty about the application of Section 7702 to the Policy.
    Nevertheless, we believe it is reasonable to conclude that the Policy qualifies as a life insurance contract for federal tax purposes, so that:
o the death benefit should be fully excludable from the gross income of the Beneficiary under Section 101(a)(1) of the Code; and
o you should not be considered in constructive receipt of the cash surrender value, including any increases, unless and until it is distributed from the Policy.
     If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract. We thus reserve the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

O   TAX TREATMENT OF LOANS AND OTHER DISTRIBUTIONS
    Federal tax law establishes a class of life insurance policies referred to as modified endowment contracts. In almost all cases, this Policy will be a modified endowment contract. (SEE, HOWEVER, THE DISCUSSION BELOW IN THIS SECTION ON A POLICY ISSUED IN EXCHANGE FOR ANOTHER LIFE INSURANCE POLICY.) Except as specifically noted, the remainder of this discussion assumes that this Policy will be a modified endowment contract. Loans and partial withdrawals from, as well as collateral assignments of, modified endowment contracts will be treated as distributions to you. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy immediately before the distribution.
    The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless such amounts are distributed on or after the taxpayer attains age 59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.
    Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, we believe that any Policy issued in exchange for a life insurance policy that is not a modified endowment contract will generally not be treated as a modified endowment contract if the death benefit of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. You may, of course, choose not to exercise the right to make additional payments in order to prevent a Policy from being treated as a modified endowment Policy.
    If a Policy that was not a modified endowment contract at issue subsequently becomes a modified endowment contract, distributions made during the Policy year in which it becomes a modified endowment contract, distributions in any subsequent Policy year and distributions within two years before the Policy becomes a modified endowment contract will be subject to the tax treatment described above. This means that a distribution from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. In addition, regulations or other interpretations may be issued which will apply similar tax treatment to other distributions made in anticipation of a Policy becoming a modified endowment contract.

O   SPECIAL TREATMENT OF POLICY LOAN INTEREST
    If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

O   AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS
    In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or full surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if we or any of our affiliates issue to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those policies, the income for all those policies will be aggregated and attributed to that distribution.

O   OTHER POLICY OWNER TAX MATTERS
    Federal and state estate, inheritance and other tax consequences of ownership or receipt of proceeds under the Policy depend upon you or the beneficiary's individual circumstances.
    The Policy may continue after the Insured attains age 100. The tax consequences associated with continuing a Policy beyond age 100 are unclear. A tax advisor should be consulted on this issue.
    Section 817(h) of the Code requires the investments of the Variable Account to be "adequately diversified" in accordance with Treasury Regulations for the Policy to qualify as a life insurance contract under Section 7702 of the Code. Failure to comply with the diversification requirements may result in the Policy not qualifying as life insurance under the Code, which may subject you to immediate taxation on the incremental increases in Accumulation Value of the Policy plus the cost of insurance protection for the year. Regulations specifying the diversification requirements have been issued by the Department of Treasury, and we believe the Policy complies fully with such requirements.
    In connection with the issuance of the diversification regulations, the Treasury Department stated that it anticipates the issuance of regulations or rulings prescribing the circumstances in which your control of the investments of the Variable Account may cause you, rather than us, to be treated as the owner of the assets in the Variable Account. To date, no such regulations or guidance has been issued. If you are considered the owner of the assets of the Variable Account, income and gains from the Account would be included in your gross income.
    The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the owners were not owners of separate account assets. For example, you have additional flexibility in allocating Policy Premium and Accumulation Values. These differences could result in you being treated as the owner of a pro rata share of the assets of the Variable Account. In addition, we do not know what standards will be set forth in the regulations or rulings which the Treasury may issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent you from being considered the owner of the assets of the Variable Account.
    The Policy may be used in various arrangements, including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax advisor regarding the tax attributes of the particular arrangement and the suitability of this product for the arrangement.
-----------------------------------------------------------
MANAGEMENT

Our Directors and senior officers are:

DIRECTORS*
Foggie, Samuel L.      Banking and Finance Industry Executive
Plunkett III, Hugh V.  Attorney (Plunkett, Schwartz & Petersen)
Sampson, Richard J.    Retired Group Insurance Executive (Mutual of Omaha
                       Insurance Company)
Skutt, Thomas J.       Chairman of the Board (Mutual of Omaha Insurance Company)
Straus, Oscar S.       Investments; President, The Daniel and Florence
                       Guggenheim Foundation
Sturgeon, John A.      President (Mutual of Omaha Insurance Company)
Thompson, Tommie       Executive Vice President and Corporate Comptroller
                       (Mutual of Omaha Insurance Company)
Wayne, Michael A.      Foundation and Cancer Institute Executive
Weekly, John W.        Vice Chairman of the Board and Chief Executive Officer
                       (Mutual of Omaha Insurance Company)

OFFICERS*
Thomas J. Skutt        Chairman of the Board
John W. Weekly         Vice Chairman of the Board, Chief Executive Officer
John A. Sturgeon       President
G. Ronald Ames         Executive Vice President (Acquisitions)
Robert B. Bogart       Executive Vice President (Human Resources)
Stephen R. Booma       Executive Vice President (Managed Care)
Cecil D. Bykerk        Executive Vice President (Chief Actuary)
James L. Hanson        Executive Vice President (Information Services)
Kim Harm               Executive Vice President (Customer Services)
Randall C. Horn        Executive Vice President (Group Insurance)
M. Jane Huerter        Executive Vice President (Corporate Secretary; Corporate
                       Administration)
John L. Maginn         Executive Vice President (Treasurer; Chief Investment
                       Officer)
Thomas J. McCusker     Executive Vice President (General Counsel)
Tommie  D. Thompson    Executive Vice President (Corporate Comptroller)

    *Business address for all directors and officers is Mutual of Omaha Plaza, Omaha, Nebraska 68175.

-----------------------------------------------------------
OTHER INFORMATION

O   REPORTS TO YOU
    We will send you a statement at least annually showing your Policy's death benefit, Accumulation Value and any outstanding Policy loan balance. We will also confirm Policy loans, Subaccount transfers, lapses, surrenders and other Policy transactions as they occur. If you have Accumulation Value in the Variable Account you will receive such additional periodic reports as may be required by the SEC.

O   VOTING RIGHTS
    We own the Portfolio shares held in the Variable Account and have the right to vote those shares. However, to the extent required by applicable Federal securities law, we will give you, as Policy Owner, the right to instruct us how to vote the shares that are attributable to your Policy.
    The Policy Owners who are entitled to give voting instructions and the number of shares attributable to their Policies will be determined as of the record date for the meeting. All Portfolio shares held in any Subaccount of the Variable Account, or in any other separate account of ours or an affiliate, the policyholders of which have rights of instruction with respect to the Portfolio shares, and for which timely instructions are not received, will be voted in the same proportion as (i) the aggregate cash value of policies giving instructions, respectively, to vote, for, against, or withhold votes on a proposition, bears to (ii) the total Accumulation Value in that Subaccount for all policies for which voting instructions are received. No voting privileges apply with respect to Accumulation Value removed from the Variable Account as a result of a Policy loan.
    If required by State insurance authorities, we may disregard voting instructions if they would require that shares be voted to cause a change in the investment objectives of the portfolios or to approve or disapprove an investment advisory or underwriting contract for a portfolio. In addition, we may disregard voting instructions in favor of changes, initiated by a Policy Owner or an Eligible Fund's Board of Trustees, in the investment policy, investment adviser or principal underwriter of the portfolio if we (i) reasonably disapprove of the changes and (ii) in the case of a change in investment policy or investment adviser, make a good faith determination that the proposed change is contrary to State law or is prohibited by State regulatory authorities or that the change would be inconsistent with a Subaccount's investment objectives or would result in the purchase of securities which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts of ours or of an affiliated life insurance company, which separate accounts have investment objectives similar to those of the Subaccount. If we do disregard voting instructions, a summary of that action and the reasons for it will be included in the next semi-annual report to Policy Owners.

O   DISTRIBUTION OF THE POLICIES
    Mutual of Omaha Investor Services ("MOIS"), Mutual of Omaha Plaza, Omaha, Nebraska 68175, is the principal underwriter of the Policy. Like us, MOIS is a 100% owned subsidiary of Mutual of Omaha Insurance Company. MOIS is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers, Inc. ("NASD"). MOIS contracts with one or more registered broker-dealers ("Distributors") to offer and sell the Policy. All persons selling the Policy will be registered representatives of the Distributors, and will also be licensed as insurance agents to sell variable life insurance. Commissions paid to Distributors may be up to 8 1/4% of the Premium paid.

O   STATE REGULATION
    We are subject to regulation and supervision by the Insurance Department of the State of Nebraska, which periodically examines our affairs. We are also subject to the insurance laws and regulations of all jurisdictions where we are authorized to do business. The Policy has been approved by the Insurance Department of the State of Nebraska and other jurisdictions.
    We submit annual statements of our operations, including financial statements, to the insurance departments of the various jurisdictions in which we do business, for the purpose of determining solvency and compliance with local insurance laws and regulations.

O   LEGAL MATTERS
    We know of no material legal proceedings pending to which the Variable Account is a party or which would materially affect the Variable Account. We are not involved in any litigation of material importance to our total assets or to the Variable Account.
    Legal matters in connection with the Policy have been passed upon by our Law Staff.

O   INDEPENDENT AUDITORS
            The Financial Statements of United of Omaha Life Insurance Company as of and for the year ended December 31, 1996, included in this Registration Statement have been audited by independent auditors Deloitte & Touche LLP, Omaha, Nebraska, as stated in their report appearing herein. The financial statements of United of Omaha Life Insurance Company as of December 31, 1995, and for the two years then ended was audited by independent auditors Coopers & Lybrand, LLP, Omaha, Nebraska, as stated in their report appearing herein. The financial statements of United of Omaha Life Insurance Company should be considered only as bearing on the ability of United of Omaha to meet its obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account.

O   REGISTRATION STATEMENT
    This prospectus omits certain information contained in the Registration Statement filed with the SEC. Copies of such additional information may be obtained from the SEC upon payment of the prescribed fee.

-----------------------------------------------------------
ILLUSTRATIONS
DEATH BENEFITS, CASH SURRENDER VALUE AND ACCUMULATED PREMIUMS

    The tables in this Section illustrate how the Policy operates. They show how the Death Benefit, Cash Surrender Value, and Accumulation Value could vary over an extended period of time assuming hypothetical gross rates of return. (i.e. investment income and capital gains and losses, realized or unrealized) for the Variable Account equal to constant after tax annual rates of 0%, 6%, and 12%. The tables are illustrated for this Policy based on Specified Amount of life insurance coverage of $250,000 and $500,000 for a male age 35, 45 and 55. The Insureds are assumed to be preferred rate class. Values are given based on current and guaranteed Policy charges. These tables may assist in comparison of Death Benefits, Cash Surrender Values and Accumulation Values with those under other variable life insurance policies that may be issued by United of Omaha or other companies. It is also assumed that no riders are attached to the base policy illustrated.

    Death Benefits, Cash Surrender Values, and Accumulation Values for a Policy would be different from the amounts shown if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period, if the initial premium was paid in another amount, if additional payments were made, or if any Policy loan or partial withdrawal was made during the period of time illustrated. They would also be different depending on the allocation of Accumulation Value among the Variable Account's Subaccounts, if the actual gross rates of return averaged 0%, 6% or 12%, but varied above and below that average for the period.

    The amounts for the Death Benefit, Cash Surrender Value, and Accumulation Value shown in the tables reflect the fact that an expense charge and a charge for the cost of insurance are deducted from the Accumulation Value on each Monthly Deduction Date. The Cash Surrender Values shown in the tables reflect the fact that a Surrender Charge is deducted from the Accumulation Value upon surrender or lapse during the first 12 years following each premium payment. The amounts shown in the tables take into account an average daily charge equal to an annual charge of 0.89% of the average daily net assets of the Portfolios for the investment advisory fees and operating expenses. The gross annual investment return rates of 0%, 6%, and 12% on the Portfolio's assets are equal to net annual investment return rates of -0.89%, 5.11%, 11.11%, respectively.

    The hypothetical rates of return shown in the tables do not reflect any tax charges attributable to the Variable Account, since no such charges are currently made. If any such charges are imposed in the future, the gross annual rate of return would have to exceed the rates shown by an amount sufficient to cover the tax charges, in order to produce the Death Benefits, Cash Surrender Values and Accumulation Values illustrated.

    The second column of each table shows the amount which would accumulate if an amount equal to the annual premium required to keep the Policy in force were invested to earn interest of 5% per year, compounded annually.

    Upon request, United of Omaha will provide a comparable illustration based upon the proposed Insured's actual age, sex and underwriting classification, the specified amount, the proposed amount and frequency of premium payments and any available riders requested.

                     UNITED OF OMAHA LIFE INSURANCE COMPANY
                    FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE

                            HYPOTHETICAL ILLUSTRATION
    ASSUMING HYPOTHETICAL GROSS ANNUAL INVESTMENT RETURN OF 12% (11.11% NET)

           Male issue age                             Initial Premium $
           Preferred Class                            Face Amount $



    [HYPOTHETICAL ILLUSTRATIONS WILL BE INCLUDED BY PRE-EFFECTIVE AMENDMENT.]


The hypothetical investment results shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of different factors, including the investment allocations by the Owner and different investment rates of return for the Portfolios. The Death Benefit, Accumulation Value and Cash Surrender Value for a Policy would be different from those shown if the actual investment rates of return averaged the rates shown above over a period of years, but fluctuated above or below those averages from individual Policy years. These values would also be different if any Policy loan or partial withdrawal were made during the period. No representation can be made that these assumed investment rates of return can be achieved for any one year or sustained over any period of time.

-----------------------------------------------------------
FINANCIAL STATEMENTS





   [TO BE INCLUDED BY PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.]

                                   APPENDIX A

VARIABLE PAYOUT OPTIONS

You may choose payout Options 2, 4 or 6 to be paid as variable payments. Variable payments vary according to the net investment return of the Subaccounts chosen. If variable payments are being made under Option 2 or 6 and do not involve life contingencies, then you may surrender the policy and receive the commuted value of any unpaid payments.

FIRST VARIABLE PAYMENT

We will compute the dollar amount of the first monthly variable payment by applying all or part of the Proceeds to the Variable Payout Options table shown in this policy for the payout option you choose. The table shows the dollar amount of monthly payment that you can buy with each $1000 of Proceeds.

If you have chosen more than one Subaccount, we will apply the accumulation value of each Subaccount separately to the Variable Payout Options table. The total amount of the first variable payment equals the sum of the payment amounts payable for each Subaccount.

SECOND AND LATER VARIABLE PAYMENTS

The dollar amount of the second and later variable payments is not set.   It may
change from month to month. We will compute the payment on the 10th Valuation Date before the payment is due.

The amount of each variable payment after the first equals:

    (a) the sum of the number of variable payment units under each Subaccount; multiplied by
    (b) the current variable payment unit value for each Subaccount as of the date we compute the payment.

A variable payment unit is a measuring unit used in computing the amount of the variable payments. The value of a variable payment unit for each Subaccount will vary with the net investment return of the Subaccount.

VARIABLE PAYMENT UNIT VALUE

The current value of a variable payment unit for each Subaccount is:

    (a) the value as of the date we computed the last payment; multiplied by
    (b) the Net Investment Factor for the Subaccount as of the date on which we are computing the current payment.

The Net  Investment  Factor is figured by dividing (a) by (b), then  subtracting
(c) from the result, then multiplying by the offset factor described below. The values of (a), (b) and (c) are defined as follows:

    (a) is the net result of
        (1) the Net Asset Value of a Portfolio share held in a Subaccount as of the end of the current payment period; plus or minus
        (2) a per share credit or charge for any taxes we incurred since the last computation date that were charged to the operation of the Subaccount.
    (b) is the Net Asset Value of a Portfolio share held in the Subaccount as of the beginning of the current payment period.
    (c) is the asset charge factor that reflects the expense charges deducted from the Variable Account. This factor is equal, on an annual basis, to 1.20% of the daily net asset value of the Variable Account.

The result of the calculation described above is then multiplied by a factor that offsets the assumed investment rate upon which the Variable Payout Options table is based. This allows the actual investment rate to be credited. For a one-day Valuation Period the factor is 0.99989255, using an assumed investment rate of 4% per year.

NUMBER OF VARIABLE PAYMENT UNITS

The number of variable payment units payable for each Subaccount equals:

    (a) the amount of the first monthly variable payment payable for that Subaccount; divided by
    (b) the variable payment unit value for that Subaccount as of the 10th Valuation Date before the first variable payment is made.

The number of variable payment units payable for each Subaccount is fixed when we compute the first variable payment. The number remains fixed unless you exchange variable payment units between Subaccounts. The number of variable payment units will not change as a result of investment experience.

We guarantee that the dollar amount of each variable payment after the first will not be affected by actual expenses or changes in mortality experience.

                           PART II - OTHER INFORMATION

                           UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

    By a Resolution adopted May 21, 1996, United's Board of Directors provides for indemnification of a director, officer or employee to the full extent of the law. Generally, the Nebraska Business Corporation Act permits indemnification against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. However, no indemnification shall be made in any type of action by or in the right of United if the proposed indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to United, unless a court determines otherwise.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of United pursuant to the foregoing provisions, or otherwise, United has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by United of expenses incurred or paid by a director, officer, or controlling person of United in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, United will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                    REPRESENTATION PURSUANT TO SECTION 26(E)

    United of Omaha Life Insurance Company represents that the fees and charges under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United of Omaha Life Insurance Company.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

    The facing sheet.

    A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

    The prospectus.

    The undertaking to file reports.

    The Rule 484 Undertaking.

    The Section 26(e) Representation.

    The signatures.

    Written consents of the following persons:

        Independent Auditors (included in Exhibit 7) (to be filed by amendment) Kenneth W. Reitz, Esquire (included in Exhibit 2)
        Robert E. Hupf, F.S.A., M.A.A.A. (included in Exhibit 6)


    The following exhibits:

                                  EXHIBIT INDEX
Exhibit No.     Description of Exhibit                           Page No. ****

1.A.     (1)    Resolution  of the Board of Directors of United Life  Insurance
                Company establishing the Variable Account. *

         (2)    None.

         (3)(a) Principal  Underwriter Agreement by and between United,   on its
                own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services. *

           (b) Form of Broker/Dealer Supervision and Sales Agreement by and between Mutual of Omaha Investor Services, Inc. and the Broker/Dealer. **

           (c)  Commission Schedule for Policies. *****

         (4)    None.

         (5)(a) Form of Policy for the ULTRALIFE flexible premium variable life insurance policy.

            (b) Forms of Riders to the Policy.

         (6)(a) Articles of Incorporation of United of Omaha Life Insurance Company. **

            (b) Bylaws of United of Omaha Life Insurance Company. *

         (7)    None.

         (8)(a) Participation Agreement by and between United of Omaha Life Insurance Company and the Alger American Fund. **

            (b) Participation  Agreement by and between  United of Omaha Life
                Insurance Company and the Insurance Management Series. **

            (c) Participation  Agreement  by and  between  United of Omaha  Life
                Insurance Company and the Fidelity VIP Fund and Fidelity VIP Fund II. **

            (d) Participation  Agreement by and between  United of Omaha Life
                Insurance Company and MFS Variable Insurance Trust. **

            (e) Participation  Agreement by and between  United of Omaha Life
                Insurance Company and Pioneer Variable Contracts Trust. **

            (f) Participation  Agreement by and between  United of Omaha Life
                Insurance Company and the Scudder Variable Life Investment Fund. **

            (g) Participation  Agreement  by and  between  United of Omaha  Life
                Insurance Company and T. Rowe Price International Series, T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series.
                **

            (9) None.

           (10) Form of Application for the United of Omaha Life Insurance Company ULTRALIFE Flexible Premium Variable Life Insurance Policy. *****

           (11) Issuance, Transfer and Redemption Memorandum *****

 2.             Opinion and Consent of Counsel.

 3.             Not Applicable.

 4.             Not Applicable.

 5.             Not Applicable.

 6.             Opinion and Consent of Actuary.

 7.             Independent Auditor's Consent. *****

 8.             None

 9.             Powers of Attorney. ***


* Incorporated by Reference to the Registration Statement for United of Omaha Separate Account B filed on December 27, 1996 (File No. 333-18881).

** Incorporated by Reference to the Registration Statement for United of Omaha Separate Account C filed on April 24, 1997 (File No. 33-89848).

*** Incorporated by Reference to the Pre-Effective Amendment No. 1 to the Registration Statement for United of Omaha Separate Account B filed on June 20, 1997 (File No. 333-18881).

**** Page numbers included only in manually executed original in compliance with Rule 403(d) under the Securities Act of 1933.

*****   To be filed by Pre-effective amendment to this Registration Statement.

                                   SIGNATURES

As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Omaha and State of Nebraska, on September 12, 1997.

                  UNITED OF OMAHA SEPARATE ACCOUNT B
                          (Registrant)

                  UNITED OF OMAHA LIFE INSURANCE COMPANY
                          (Depositor)

                                        /s/Kenneth W. Reitz


                                        By: Kenneth W. Reitz

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated:


Signatures                           Title                               Date

_____*____________________           Chairman of the Board               9/12/97
Thomas J. Skutt
_____*____________________           Vice-Chairman of the Board,         9/12/97
John W. Weekly                       Chief Executive Officer

_____*____________________           Director, President                 9/12/97
John A. Sturgeon

_____*____________________           General Comptroller                 9/12/97
Tommie Thompson                      (Principal Financial Officer, and
                                     Principal Accounting Officer)

_____*____________________           Director                            9/12/97
     -
Samuel L. Foggie
_____*___________________            Director                            9/12/97
     -
John D. Minton
_____*__________________             Director                            9/12/97
     -
Hugh V. Plunkett, III
_____*___________________            Director                            9/12/97
     -
Richard J. Sampson
_____*___________________            Director                            9/12/97
     -
Oscar S. Straus
________________________             Director                            9/12/97
Michael A. Wayne



By:  /s/   Kenneth W. Reitz         Date:  September 12, 1997
    Kenneth W. Reitz

* Signed by Kenneth W. Reitz under Powers of Attorney executed on May 20, 1997, filed as exhibits incorporated by reference in this registration statement.

                                    EXHIBITS

1.A(5)(a) Form of Policy for the ULTRA VARIABLE LIFE flexible premium variable universal life insurance policy.

1.A(5)(b)  Form of Riders of the Policy.

2.         Opinion and Consent of Counsel

6.         Opinion and Consent of Actuary

                                                    REGISTRATION NO.  333 -




                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  ------------

                       UNITED OF OMAHA SEPARATE ACCOUNT B

                                       OF

                     UNITED OF OMAHA LIFE INSURANCE COMPANY


--------------------------------------------------------------------------------
                                    EXHIBITS
--------------------------------------------------------------------------------
                                       TO

                 THE INITIAL REGISTRATION STATEMENT ON FORM S-6

                                      UNDER

                           THE SECURITIES ACT OF 1933






                               September 15, 1997

                                  EXHIBIT INDEX
Exhibit No.     Description of Exhibit                             Page No.****

1.A.     (1)    Resolution  of the Board of Directors of United Life  Insurance
                Company establishing the Variable Account. *

         (2)    None.

         (3)(a) Principal  Underwriter Agreement by and between United,   on its
                own behalf and on behalf of the Variable Account, and Mutual of Omaha Investor Services. *

           (b) Form of Broker/Dealer Supervision and Sales Agreement by and between Mutual of Omaha Investor Services, Inc. and the Broker/Dealer. **

           (c)  Commission Schedule for Policies. *****

         (4)    None.

         (5)(a) Form of Policy for the ULTRALIFE flexible premium variable life insurance policy.

            (b) Forms of Riders to the Policy.

         (6)(a) Articles of Incorporation of United of Omaha Life Insurance Company. **

            (b) Bylaws of United of Omaha Life Insurance Company. *

         (7)    None.

         (8)(a) Participation Agreement by and between United of Omaha Life Insurance Company and the Alger American Fund. **

            (b) Participation  Agreement by and between  United of Omaha Life
                Insurance Company and the Insurance Management Series. **

            (c) Participation  Agreement  by and  between  United of Omaha  Life
                Insurance Company and the Fidelity VIP Fund and Fidelity VIP Fund II. **

            (d) Participation  Agreement by and between  United of Omaha Life
                Insurance Company and MFS Variable Insurance Trust. **

            (e) Participation  Agreement by and between  United of Omaha Life
                Insurance Company and Pioneer Variable Contracts Trust. **

            (f) Participation  Agreement by and between  United of Omaha Life
                Insurance Company and the Scudder Variable Life Investment Fund. **

            (g) Participation  Agreement  by and  between  United of Omaha  Life
                Insurance Company and T. Rowe Price International Series, T. Rowe Price Fixed Income Series, and T. Rowe Price Equity Series.
                **

            (9) None.

           (10) Form of Application for the United of Omaha Life Insurance Company ULTRALIFE Flexible Premium Variable Life Insurance Policy. *****

           (11) Issuance, Transfer and Redemption Memorandum *****

 2.             Opinion and Consent of Counsel.

 3.             Not Applicable.

 4.             Not Applicable.

 5.             Not Applicable.

 6.             Opinion and Consent of Actuary.

 7.             Independent Auditor's Consent. *****

 8.             None

 9.             Powers of Attorney. ***


* Incorporated by Reference to the Registration Statement for United of Omaha Separate Account B filed on December 27, 1996 (File No. 333-18881).

** Incorporated by Reference to the Registration Statement for United of Omaha Separate Account C filed on April 24, 1997 (File No. 33-89848).

*** Incorporated by Reference to the Pre-Effective Amendment No. 1 to the Registration Statement for United of Omaha Separate Account B filed on June 20, 1997 (File No. 333-18881).

**** Page numbers included only in manually executed original in compliance with Rule 403(d) under the Securities Act of 1933.

*****   To be filed by Pre-effective amendment to this Registration Statement.